Exhibit 99.2

SILVERCORP METALS INC.

Suite 1750 – 1066 West Hastings Street
Vancouver, British Columbia

Canada V6E 3X1

NOTICE OF ANNUAL GENERAL MEETING AND
MANAGEMENT INFORMATION CIRCULAR
FOR THE 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD AT 9:00 A.M. ON SEPTEMBER 29, 2023

DATED AUGUST 11, 2023

SILVERCORP METALS INC.

Suite 1750 – 1066 West Hastings Street
Vancouver, British Columbia

Canada V6E 3X1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Silvercorp Metals Inc. (the “Company”) will be held at Oceanic Plaza, Suite 1750, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, Canada on Friday, September 29, 2023 at 9:00 a.m. (Vancouver time), and at any adjournment or postponement thereof, for the following purposes:

1.	to receive and consider the audited annual consolidated financial statements of the Company for the year ended March 31, 2023, together with the auditor’s report thereon;

2.	to set the number of directors at six (6);

3.	to elect directors of the Company for the ensuing year;

4.	to re-appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditor of the Company for the ensuing year, and to authorize the directors to fix their remuneration; and

5.	to transact such other business as may properly be brought before the Meeting, or at any adjournment(s) thereof.

The record date for the notice and for voting at the Meeting is August 11, 2023. Only registered shareholders at the close of business on August 11, 2023 are entitled to receive notice of and vote at the Meeting, or at any adjournments thereof.

Registered Shareholders are entitled to vote at the Meeting either in person or by proxy. Registered Shareholders who are unable to attend the Meeting are requested to read, complete, sign, date and return the accompanying form of proxy and deliver it to the Company’s transfer agent, Computershare Investor Services Inc., in accordance with the instructions set out in the form of proxy and the Information Circular accompanying this notice.

Shareholders who hold their shares in the Company through a broker or intermediary are not registered Shareholders, and should refer to the accompanying Information Circular for instructions on how to vote their shares.

The Company has elected to use the notice and access model provided for under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations for distribution of the Meeting materials to registered and beneficial Shareholders. The Company will deliver this notice, the Information Circular, and the form of proxy or voting instruction form, as applicable (collectively, the “Meeting Materials”) to Shareholders by posting the Meeting Materials at http://www.envisionreports.com / https://silvercorpmetals.com/AGM2023. The Meeting Materials will be posted on this website on August 22, 2023, and will be available thereon for one year following the date of this notice. In addition, the Meeting Materials are available on the Company’s profile on SEDAR+ at www.sedarplus.ca. Please review the information carefully before voting.

Notice and Access is an environmentally friendly and cost-effective way to distribute these materials since it reduces printing, paper and postage.

If you have any questions call toll free: 1-866-964-0492 or email www.computershare.com/noticeandaccess to find out more about notice and access.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies by calling toll free in North America 1-866-962-0498 or direct, from outside of North America, by calling 514-982-8716 and entering your control number as indicated on your proxy or voting instruction form. Meeting Materials will be sent to such Shareholders at no cost to them within three business days of their request if such requests are made before the Meeting. To obtain paper copies of the Meeting Materials after the Meeting, please call 1-888-224-1881.

DATED at Vancouver, British Columbia, this 11th day of August 2023

BY ORDER OF THE BOARD OF DIRECTORS

“Rui Feng”

Dr. Rui Feng
Chairman, CEO and Director
Silvercorp Metals Inc.

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

SOLICITATION OF PROXIES		5
NOTICE AND ACCESS		5
PROXY INSTRUCTIONS		6
REVOCATION OF PROXIES		6
HOW TO VOTE		7
VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXYHOLDERS		8
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON		8
RECORD DATE, VOTING SHARES, AND PRINCIPAL SHAREHOLDERS		8
PARTICULARS OF MATTERS TO BE ACTED UPON		9
RECEIVING THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS		9
NUMBER OF DIRECTORS		9
ELECTION OF DIRECTORS		9
APPOINTMENT OF AUDITOR		16
CORPORATE GOVERNANCE		17
CORPORATE GOVERNANCE COMMITTEE		17
COMPENSATION COMMITTEE		17
AUDIT COMMITTEE		18
SUSTAINABILITY COMMITTEE		18
EXECUTIVE COMPENSATION		19
EQUITY COMPENSATION PLANS		31
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS, AND SENIOR OFFICERS		36
MANAGEMENT CONTRACTS		36
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS		36
AUDITOR		36
ADDITIONAL INFORMATION		36
BOARD APPROVAL		36
SCHEDULE “1”	THE BOARD OF DIRECTORS CHARTER	39
SCHEDULE “2”	CORPORATE GOVERNANCE COMMITTEE CHARTER	40
SCHEDULE “3”	COMPENSATION COMMITTEE CHARTER	41
SCHEDULE “4”	AUDIT COMMITTEE CHARTER	42
SCHEDULE “5”	SUSTAINABILITY COMMITTEE CHARTER	44
EXHIBIT “A”	CORPORATE GOVERNANCE DISCLOSURE	46

MANAGEMENT INFORMATION CIRCULAR

FOR THE 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD AT 9:00 A.M. ON SEPTEMBER 29, 2023

Unless otherwise noted, the information in this management information circular (“Information Circular”) is given as at August 11, 2023.

This Information Circular is furnished in connection with the solicitation of proxies by the management (the “Management”) of Silvercorp Metals Inc. for use at the annual general meeting (the “Meeting”) of the shareholders of the Company (the “Shareholders”), to be held at the time and place and for the purposes set forth in the accompanying notice of Meeting (“Notice of Meeting”) and at any adjournments thereof. In this Information Circular, references to the “Company”, “we”, “our” and “Silvercorp” refer to Silvercorp Metals Inc. and its subsidiaries, unless stated otherwise. “Common Shares” means common shares without par value in the capital of the Company. “Options” and “RSUs” means the stock options and the restricted share units, respectively, granted to the directors, officers, employees, and consultants of the Company in accordance with the terms of the Company’s amended and restated share-based compensation plan (the “Omnibus Plan”). All currency amounts stated herein are expressed in lawful currency of the United States, unless otherwise specified.

SOLICITATION OF PROXIES

This solicitation is made on behalf of Management of the Company. Solicitation of proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by directors, officers, and employees of the Company or by the Company’s registrar and transfer agent. All costs of solicitation will be borne by the Company. The principal executive office of the Company is located at Suite 1750 – 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X1. The telephone number is (604) 669-9397, toll free telephone number is 1-888-224-1881, and facsimile number is (604) 669-9387. The Company’s website address is www.silvercorp.ca. The information on this website is not incorporated by reference into this Information Circular. The registered and records office of the Company is located at Suite 1750 – 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X1.

NOTICE AND ACCESS

The Company has elected to use the notice and access model (“Notice and Access”) provided for under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) for distribution of the Notice of Meeting, the form of proxy (the “Proxy”) or voting information form (the “Voting Instruction Form”), as applicable, and this Information Circular (collectively, the “Meeting Materials”) to both Registered Shareholders and Non-Registered Shareholders (each as defined below).

Under Notice and Access, instead of receiving a printed copy of the Meeting Materials, Shareholders receive a notice (the “Notice-and-Access Notification”) with information as to the date, location and purpose of the Meeting, as well as information on how they may access the Meeting Materials electronically. The Company adopted this alternative means of delivery for the Meeting Materials in order to reduce paper use, and the printing and mailing costs.

As described in the Notice-and-Access Notification mailed to the Shareholders, the Company will, in accordance with NI 54-101 and NI 51-102, deliver the Meeting Materials to Shareholders by posting them at www.envisionreports.com/SilvercorpMetalsAGM2023 on August 22, 2023. The Meeting Materials will remain on this website for one year following the date of this notice. In addition, the Meeting Materials are available on the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca.

Shareholders who wish to receive paper copies of the Meeting Materials or audited financial statements may request copies by calling toll free in North America 1-866-962-0498 or direct, from outside of North America, by calling 514-982-8716 and entering your control number as indicated on your Proxy or Voting Instruction Form. Meeting Materials and/or audited financial statements will be sent to such Shareholders at no cost to them within three business days of their request if such requests are made before the Meeting. To obtain paper copies of the Meeting Materials after the Meeting, please call 1-888-224-1881.

If you have any questions, please call toll free 1-866-964-0492 or email www.computershare.com/noticeandaccess to find out more about Notice and Access.

The Company anticipates that Notice and Access will directly benefit the Company through reductions in paper use, postage and printing costs.

Shareholders are reminded to access and review all of the information contained in the Information Circular carefully before voting.

PROXY INSTRUCTIONS

Appointment of Proxyholder(s)

The persons named in the Proxy are directors and/or officers of the Company (“Management Designee”). A Registered Shareholder has the right to appoint a different person or company, who need not be a Shareholder, as proxyholder/alternate proxyholder to represent the Registered Shareholder at the Meeting by striking out the names of the persons named in the Proxy and inserting the name of that other person or company in the blank space provided. If you leave the space on the Proxy blank, those directors and/or officers named on the Proxy will be appointed to act as your proxyholder.

The Proxy must be signed in writing by the Registered Shareholder, or such Registered Shareholder’s attorney duly authorized in writing. If signed by a duly authorized attorney, the Proxy must be accompanied by the original power of attorney or a notarial certified copy thereof. If the Registered Shareholder is a corporation, the Proxy must be in writing signed by an officer or attorney of the corporation duly authorized by resolutions of the directors of such corporation, which resolutions must accompany such Proxy.

A Proxy will only be valid if it is duly completed, signed, dated and received at the Company’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare), in accordance with the instructions provided on the Proxy, not less than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the time set for the holding of the Meeting, unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Late proxies may be accepted or rejected by the Chairman of the Meeting at his discretion. The Chairman of the Meeting is under no obligation to accept or reject any particular late proxy. The Chairman of the Meeting may waive or extend the proxy cut-off without notice.

REVOCATION OF PROXIES

A Registered Shareholder may revoke a Proxy by delivering an instrument in writing executed by the Registered Shareholder or by the Registered Shareholder’s attorney authorized in writing, or where the Registered Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, either at the office of the Company at any time up to and including the last business day preceding the day of the Meeting, or with the consent of the Chairman of the Meeting, on the day of the Meeting or on the day of any adjournment thereof, before any vote in respect of which the Proxy is to be used shall have been taken. A Registered Shareholder may also revoke a Proxy by depositing another properly executed Proxy bearing a later date with the Company’s registrar and transfer agent in the manner described above, or in any other manner permitted by law. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to such revocation.

Only Registered Shareholders have the right to revoke a Proxy. Non-Registered Shareholders (as defined below) who wish to change their voting instructions must, in sufficient time in advance of the Meeting, arrange for the Company (where the Non-Registered Shareholder is a NOBO (as defined below)) or their Intermediaries (where the Non-Registered Shareholder is an OBO (as defined below)) to change their vote and, if necessary, revoke their Proxy.

HOW TO VOTE

Only Shareholders whose name appears on the records of the Company’s central security register (“Registered Shareholders”) as of the Record Date (as defined below) or their duly appointed proxyholders are permitted to vote at the Meeting. Non-Registered Shareholders (as defined below) are not permitted to vote at the Meeting unless they follow the instructions set forth below.

Registered Shareholders: If you are a Registered Shareholder, you may vote by attending the Meeting in person, or if you do not plan to attend the Meeting, by completing the Proxy and delivering it according to the instructions contained in the Proxy and this Information Circular. If you intend to attend the Meeting and vote your Common Shares in person, you do not need to complete a Proxy.

Non-Registered Shareholders: Most Shareholders are “non-registered” shareholders (“Non-Registered Shareholders”), meaning the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

If you are a Non-Registered Shareholder, the documents that you receive, and who you receive them from, will vary depending upon whether you are a “non-objecting beneficial owner” (a “NOBO”), which means you have provided instructions to your Intermediary that you do not object to the Intermediary disclosing beneficial ownership information about you to the Company for certain purposes, or an “objecting beneficial owner” (an “OBO”), which means that you have provided instructions to your Intermediary that you object to the Intermediary disclosing such beneficial ownership information. In either case, you have the right to exercise voting rights attached to the Common Shares beneficially owned by you, including the right to attend and vote the Common Shares directly at the Meeting, if you follow the procedures outlined below.

Non-Objecting Beneficial Owners: If you are a NOBO, and unless you have previously informed your Intermediary that you do not wish to receive materials relating to the Meeting, you should receive or have already received from the Company or its agent a Notice-and-Access Notification and a Voting Instruction Form pursuant to NI 54-101. These security holder materials are being sent to both Registered Shareholders and Non-Registered Shareholders. If you are a Non-Registered Shareholder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the Common Shares on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding the Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the Voting Instruction Form.

If you wish to attend the Meeting and vote in person, write your name in the place provided for that purpose in the Voting Instruction Form provided to you and we will deposit it with our transfer agent, or, if you request on the Voting Instruction Form, we will send you a Proxy that will grant you or your appointee the right to attend the Meeting and vote in person. If you do not intend to attend the Meeting or have an appointee do so on your behalf but you wish your Common Shares to be voted, please complete and return the information requested in the Voting Instruction Form to provide your specific voting instructions. If you do not return your voting instructions as specified in the Voting Instruction Form, your Common Shares will not be voted.

Objecting Beneficial Owners: The Company does not intend to pay for Intermediaries to forward the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary to Non-Registered Shareholders who are OBOs under NI 54-101. OBOs will not receive the materials unless the OBO’s Intermediary assumes the cost of delivery. If you receive or have already received from your Intermediary either a Voting Instruction Form or a Proxy, follow the instructions provided in order to ensure your Common Shares are voted in accordance with your instructions. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow for providing voting instructions by telephone, on the Internet, by mail or by fax. If you wish to vote in person at the Meeting, you should follow the procedure in the instructions provided by or on behalf of your Intermediary and insert your name in the space provided on the Voting Instruction Form or Proxy or request a form of legal proxy which will grant you the right to attend the Meeting and vote in person.

The purpose of the above procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary or the Company, as applicable, including those regarding when and where the Proxy or Voting Instruction Form is to be delivered.

A Non-Registered Shareholder may revoke a Voting Instruction Form or any waiver of their right to receive materials relating to a meeting which has been given to an Intermediary at any time by written notice to the Intermediary. An Intermediary is not required to act on a revocation of a Voting Instruction Form or of a waiver of the right to receive materials relating to a meeting which is not received by the Intermediary at least seven days prior to the Meeting.

VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXYHOLDERS

If you complete your Proxy properly, then the nominee named in your Proxy will vote or withhold from voting the Common Shares represented by the Proxy in accordance with your instructions on any ballot that may be called for and, if you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. If you do not specify a choice on any given matter to be voted upon, your Common Shares will be voted in favour of such matter. The Proxy grants the nominee the discretion to vote on amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting. If any such amendments or variations are proposed to the matters described in the Notice of Meeting, or any other matters properly come before the Meeting, your proxyholder may vote your Common Shares as he or she considers best.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditor. For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s last completed financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

RECORD DATE, VOTING SHARES, AND PRINCIPAL SHAREHOLDERS

The directors of the Company have fixed August 11, 2023 as the record date (the “Record Date”) for the determination of Shareholders entitled to receive the Notice of Meeting and to vote at the Meeting. Any such Registered Shareholder who either personally attends the Meeting, or has completed and delivered a Proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his or her Common Shares voted at the Meeting. Non-Registered Shareholders should refer to the instructions above if they wish their Common Shares to be voted at the Meeting.

The Company is authorized to issue an unlimited number of Common Shares, each Common Share carrying the right to one vote. As of the Record Date, the Company has issued and outstanding 176,816,488 fully paid and non-assessable Common Shares. The Company has no other classes of shares.

On a show of hands, every individual who is present as a Registered Shareholder, or as a representative of a Registered Shareholder will have one vote (no matter how many Common Shares such Registered Shareholder holds). On a poll, every Registered Shareholder present in person or represented by Proxy and every person who is a representative of a Registered Shareholder will have one vote for each Common Share registered in the name of the Registered Shareholder on the list of Registered Shareholders, which is available for inspection during normal business hours at Computershare and which will be available at the Meeting.

To the knowledge of the directors and executive officers of the Company, there are no persons who, or companies that, beneficially own, or control or direct, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

RECEIVING THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the year ended March 31, 2023, together with the auditor’s report thereon (the “Financial Statements”) will be presented to the shareholders at the Meeting. The Financial Statements are available on the Company’s profile on SEDAR+ at www.sedarplus.ca, and www.envisionreports.com/SilvercorpMetalsAGM2023. A paper copy may be requested, at no charge to the shareholder, by calling the Assistant Corporate Secretary of the Company toll-free at 1-888-224-1881.

NUMBER OF DIRECTORS

The board of directors of the Company (the “Board”) presently consists of six directors. Management proposes that the number of directors on the Board be fixed at six (6). Shareholders will therefore be asked at the Meeting to approve an ordinary resolution that the number of directors elected be fixed at six (6) for the ensuing year, subject to such increases as may be permitted by the Articles of the Company and the provisions of the Business Corporations Act (British Columbia) (“BCBCA”).

The Board recommends a vote “FOR” the approval of the resolution setting the number of directors at six (6). In the absence of contrary instructions, the management proxy nominees named as proxyholders in the enclosed Proxy or Voting Instruction Form will cast the votes represented by any Proxy or Voting Instruction Form FOR the approval of the resolution setting the number of directors at six (6).

ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next annual general meeting of the Shareholders, or until his or her successor is elected or appointed, unless that person’s office is earlier vacated in accordance with the Articles of the Company or with the provisions of the BCBCA.

Advance Notice Policy

No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Company’ advance notice policy (the “Advance Notice Policy”). A copy of the Advance Notice Policy was filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and is available on the Company’s website at http://www.silvercorp.ca/company/corporate_governance. The Advance Notice Policy provides that advance notice to the Company must be made in circumstances where nominations of persons for election to the Board are made by Shareholders other than pursuant to: (i) a “proposal” made in accordance with Division 7 of the BCBCA; or (ii) a requisition of the Shareholders made in accordance with section 167 of the BCBCA. Among other things, the Advance Notice Policy fixes a deadline by which holders of record of the Common Shares must submit director nominations to the secretary of the Company prior to any annual or special meeting of Shareholders and sets forth the specific information that a Shareholder must include in the written notice to the secretary of the Company.

In the case of an annual meeting of Shareholders, notice to the Company must be made not less than 30 or more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement. In the case of a special meeting of Shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

To be in proper written form, a notice to the Company nominating a person for election to the Board must include certain information as set forth in the Advance Notice Policy with respect to the nominee and to the nominating Shareholder. The Board may, in its sole discretion, waive any requirement of the Advance Notice Policy.

Majority Voting Policy

Management has received written consent from each of Management’s nominees for election as a director as to their willingness and ability to serve as a director. The Company has adopted a majority voting policy in accordance with the requirements of the Toronto Stock Exchange (the “TSX”) and the recommendation of the Canadian Coalition for Good Governance, which means that any director nominee who receives more votes cast as withheld than voted in favour will tender his or her resignation immediately following the Meeting. The Board will consider the resignation offer and will determine whether or not to accept it within 90 days following the applicable annual meeting. The Board will be expected to accept the resignation except in situations where exceptional circumstances warrant the applicable director to continue to serve on the Board. A copy of the majority voting policy can be found on the Company’s website at http://silvercorp.ca/company/corporate_governance.

Nominees for Election as Directors

At the Meeting, the six persons named below will be proposed for election to the Board (the “Director Nominees”). Five of the six Director Nominees (83%) are “independent” within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”). Dr. Rui Feng is not considered to be “independent” as he is the Chief Executive Officer of the Company. Management has received written consent from each of the Director Nominees as to their willingness and ability to serve as a director. All proposed Director Nominees were duly elected as director at the last Annual General Meeting of shareholders held on September 30, 2022.

The Board recommends that shareholders vote FOR the Director Nominees.

In the absence of contrary instructions, the management proxy nominees named as proxyholders in the enclosed Proxy or Voting Instruction Form will cast the votes represented by any Proxy or Voting Instruction Form FOR the election of the Director Nominees.

Information regarding the Director Nominees is set out below.

Dr. Rui Feng

Dr. Rui Feng is a successful entrepreneur, explorer, and mine builder with over 28 years of global mining industry experience.

Dr. Feng’s passion for discoveries and mining exploration has led him to explore and acquire mineral opportunities worldwide. He was integral in discovering China Gold International Resources, formerly Jinshan Gold’s CSH Gold Mine in China in 2002, and New Pacific Metals’ Silver Sand project in Bolivia in 2017.

Dr. Feng founded Silvercorp in 2003 by acquiring early-stage properties in China. Through discovery and development, Silvercorp has become one of the most profitable Canadian mining companies, with multiple mines in China.

In addition to delivering value to shareholders through mining discovery and development, Dr. Feng firmly believe that a sustainable operation requires technological innovation and effective management. He pioneered a digital information management tool for Silvercorp’s mines, which has contributed to improved organizational performance and operational profitability.

Dr. Feng obtain his B.Sc. and M.Sc. degrees in Geology in China, his Ph. D. in Geological Science from the University of Saskatchewan in Canada in 1992 and received a post-Doctorial fellowship from National Science and Engineering Council of Canada in 1992.

Dr. Feng supports many community and social causes through contributions made personally and through the actions of the companies he leads.

Residence: Beijing, China Age: 60 Director since: September 2003 Independent: No Principal Occupation: Chairman and CEO of the Company
Equity Ownership
			Number of Common Shares	Number of Restricted Share Units	Number of Options
August 11, 2023			5,863,000	1,483,000	370,000
August 15, 2022			5,863,000	1,033,000	320,000
August 15, 2021			5,768,000	831,500	370,000
Director Election – Voting Results			Areas of Expertise
Year	For	Withheld	Strategic Leadership; Mine Production, Operation and Planning; Geological Exploration; CSR Management and Human Resource Management.
2022	96.08%	3.92%
2021	96.95%	3.05%
2020	99.38%	0.62%
Board and Committee Membership and Attendance in Fiscal 2023			Other Public Directorships
Board (Chair) Sustainability committee	5 of 5 1 of 1		New Pacific Metals Corp. Tincorp Metals Inc.

Paul Simpson

Mr. Paul Simpson is a Vancouver based corporate securities lawyer with the firm Armstrong Simpson. Mr. Simpson holds a Certificate in Mining Law from Osgoode Hall Law School.

Mr. Simpson has over 25 years of experience, predominately advising public companies with international natural resource property holdings.

Residence: Vancouver, BC, Canada Age: 66 Director since: June 2003 Independent: Yes Principal Occupation: Securities Lawyer
Equity Ownership
			Number of Common Shares	Number of Restricted Share Units	Number of Options
August 11, 2023			1,135,151	58,333	48,000
August 15, 2022			1,116,484	45,000	48,000
August 15, 2021			1,094,618	43,833	18,000
Director Election – Voting Results			Areas of Expertise
Year	For	Withheld	Strategic Leadership; International Business; Mergers and Acquisition; Mining Industry; Corporate Governance; Health and Safety/Sustainability/Risk Management; Talent Management; Public Relations.
2022	91.10%	8.90%
2021	92.94%	7.06%
2020	94.19%	5.81%
Board and Committee Membership and Attendance in Fiscal 2023			Other Public Directorships
Board (Independent Lead Director) Compensation committee (Chair) Governance committee (Chair)	5 of 5 1 of 1 1 of 1		N/A

David Kong

Mr. Kong was a partner at Ernst & Young LLP from 2005 to 2010.

Mr. Kong has over 25 years of public accounting experiences in Canada. His professional practice focused on serving Canadian public companies doing business in China and Chinese public companies listed on the North American stock exchanges.

Mr. Kong holds a Bachelor in Business Administration, and an ICD.D designation from the Institute of Corporate Directors.

Mr. Kong earned his Chartered Accountant (CPA, CA) designation in British Columbia in 1978. From 1981 to 2004, he was a partner of Ellis Foster Chartered Accountants and from 2005 to 2010, a partner at Ernst & Young LLP.

Residence: Vancouver, BC, Canada Age: 77 Director since: November 2011 Independent: Yes Principal Occupation: Corporate Director
Equity Ownership
			Number of Common Shares	Number of Restricted Share Units	Number of Options
August 11, 2023			223,500	55,000	48,000
August 15, 2022			203,500	45,000	48,000
August 15, 2021			169,167	36,333	68,000
Director Election – Voting Results			Areas of Expertise
Year	For	Withheld	Strategic Leadership; International Business; Mining Industry; Merger and Acquisition; Corporate Finance; Accounting and Auditing; Risk Management; Public Company Boards; Corporate Governance.
2022	91.41%	8.59%
2021	90.48%	9.52%
2020	90.75%	9.25%
Board and Committee Membership and Attendance in Fiscal 2023			Other Public Directorships
Board Compensation committee Audit committee (Chair)	5 of 5 1 of 1 4 of 4		Gold Mining Inc. Uranium Energy Corp.

Marina A. Katusa

Ms. Katusa has over fifteen years of business experience in areas including mineral exploration, research analysis, strategic planning, and corporate development.

Ms. Katusa earned a Master of Business Administration (MBA) degree, and a Bachelor of Science (BSc) degree in Geology/Earth & Ocean Science from the University of British Columbia.

She has been the President and CEO of Canita Consulting Corporation since 2010. She was a member of the Board of Directors of Family Services of Greater Vancouver from 2016 to 2020, Director of Corporate Development and Strategy at GCT Global Container Terminals Inc from 2013 to 2017, and the Vice President of Exeter Resource Corporation from 2012 to 2013.

Residence: Vancouver, BC, Canada Age: 39 Director since: September, 2017 Independent: Yes Principal Occupation: President/CEO of Canita Consulting Corporation
Equity Ownership
			Number of Common Shares	Number of Restricted Share Units	Number of Options
August 11, 2023			139,666	58,334	48,000
August 15, 2022			121,000	45,000	48,000
August 15, 2021			74,134	43,833	43,000
Director Election – Voting Results			Areas of Expertise
Year	For	Withheld	Strategic Planning; Corporate Development; International Business; Corporate Finance; Mining Industry and Geology; Sustainability/Risk Management; ESG; Public Company Boards; Corporate Governance.
2022	95.20%	4.80%
2021	97.70%	2.30%
2020	98.75%	1.25%
Board and Committee Membership and Attendance in Fiscal 2023			Other Public Directorships
Board Governance committee Audit committee Sustainability committee (Chair)	5 of 5 1 of 1 4 of 4 1 of 1		Osisko Development Corp.

Yikang Liu

Mr. Yikang Liu is the Past Deputy General Secretary of the China Mining Association and the 35th & 36th Vice-Chairman of the Geological Society of China.

Before he retired in 2001, Mr. Liu was the Chief Geologist for the former Ministry of Metallurgical Industry of China. While there, he made significant contributions to the amendment of the last China Mineral Resources Law. Mr. Liu, representing Chinese interests, is the person responsible for the establishment of the first Sino-foreign joint venture for mineral exploration in China.

Mr. Liu has over 40 years of geological experience in managing, evaluating and exploring mineral projects for the Chinese government in China and in many countries around the world including Bolivia, Ethiopia, Greenland, Iran, Madagascar, Peru, the Philippines and Zambia.

In a mentoring capacity, Mr. Liu was an Adjunct Professor of Geology at the Changchun College of Technology, Northeast University and the China University of Geoscience.

Silvercorp continues to benefit from the counsel of Mr. Liu’s expertise in mining development and exploration in China.

Residence: Beijing China Age: 81 Director since: July 2006 Independent: Yes Principal Occupation: Consultant and Corporate Director.
Equity Ownership
			Number of Common Shares	Number of Restricted Share Units	Number of Options
August 11, 2023			102,333	55,000	48,000
August 15, 2022			91,333	45,000	48,000
August 15, 2021			88,000	36,333	18,000
Director Election – Voting Results			Areas of Expertise
Year	For	Withheld	Strategic Planning; Corporate Development; International Business; Corporate Finance; Mining Industry, Operations, and Geology; Sustainability/Risk Management.
2022	98.54%	1.46%
2021	97.75%	2.25%
2020	99.02%	0.98%
Board and Committee Membership and Attendance in Fiscal 2023			Other Public Directorships
Board Compensation committee Sustainability committee	5 of 5 1 of 1 1 of 1		N/A

Ken Robertson

Mr. Robertson was a partner, and Global Mining & Metals Group Leader with Ernst & Young LLP (“EY”). During his career at EY in Canada and the United Kingdom, Mr. Robertson developed extensive experience in initial public offerings, financings, governance and securities regulatory compliance.

Mr. Robertson is a Chartered Professional Accountant.

Mr. Robertson has over 35 years of public accounting experiences in Canada and England. Mr. Robertson holds a Bachelor of Commerce degree from McMaster University and the ICD.D designation from the Institute of Corporate Directors.

Residence: Vancouver, BC, Canada Age: 68 Director since: proposed Director Nominee Independent: Yes Principal Occupation: Corporate Director
Equity Ownership
			Number of Common Shares	Number of Restricted Share Units	Number of Options
August 11, 2023			N/A	40,000	10,000
August 15, 2022			N/A	N/A	N/A
August 15, 2021			N/A	N/A	N/A
Director Election – Voting Results			Areas of Expertise
Year	For	Withheld	Strategic Planning; Mining Industry; Merger and Acquisition, Corporate Finance; Accounting and Auditing; Risk Management; Public Company Boards; Corporate Governance.
2022	98.62%	1.38%
2021	N/A	N/A
2020	N/A	N/A
Board and Committee Membership and Attendance in Fiscal 2023			Other Public Directorships
Board Governance committee Audit committee	5 of 5 1 of 1 4 of 4		Mountain Province Diamonds Inc. Gold Royalty Corporation

The information as to the municipality and province, country of residence, principal occupation, or business or employment and the number of shares beneficially owned by each nominee or over which each nominee exercise control or direction set out above has been furnished by the individual nominees as at August 11, 2023.

Silvercorp confirms that no director, together with his or her associates or affiliates, owns or controls directly or indirectly 10% or more of the outstanding Common Shares.

No proposed director:

(a)	is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i)	was subject to an order (as defined in Form 51-102F5 Information Circular) that was issued while the proposed director was acting the capacity as director, chief executive; or

(ii)	was subject to an order (as defined in Form 51-102F5 Information Circular) that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)	is, as at the date of this Information Circular, or has been within the 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The foregoing, not being within the knowledge of the Company, has been furnished by the respective proposed directors themselves.

APPOINTMENT OF AUDITOR

It is proposed that Deloitte LLP, Independent Registered Public Accounting Firm, of Vancouver, British Columbia, be re-appointed as the auditor of the Company to hold office until the next annual general meeting of the Shareholders or until a successor is appointed, and that the directors be authorized to determine the auditor’s remuneration. Deloitte LLP, Independent Registered Public Accounting Firm, was first appointed as the auditor of the Company on November 26, 2012.

The following table shows the fees earned by Deloitte LLP for services for the years ended March 31, 2023 and 2022.

	Year Ended March 31, 2023	Year Ended March 31, 2022
Audit Fees (1)	$1,135,000	$1,095,000
Audit-Related Fees (2)	Nil	Nil
Tax Fees (3)	Nil	Nil
All Other Fees (4)	Nil	Nil
Total	$1,135,000	$1,095,000

Notes:

(1)	Audit Fees include fees for services for the audit of annual financial statements and internal control over financial reporting and the reviews of interim financial statements.
(2)	Audi-Related Fees includes fees for assurance and related services that related to the performance of the audit or review of the Company’s financial statements and are not related under above note (1).
(3)	Tax Fees include fees for services for tax compliance, tax advice, and tax planning.
(4)	All Other Fees include fees for services other than the services reported in the above items.

At the Meeting, Shareholders will be asked to consider, and if thought advisable, pass an ordinary resolution appointing Deloitte LLP, Independent Registered Public Accounting Firm, of Vancouver, British Columbia, as auditor of the

Company until the next annual general meeting of Shareholders, or until a successor is appointed, at a remuneration to be fixed by the Board.

The Board recommends a vote “FOR” the approval of the resolution appointing Deloitte LLP, Independent Registered Public Accounting Firm, as auditor of the Company at a remuneration to be fixed by the Board. In the absence of contrary instructions, the management proxy nominees named as proxyholders in the enclosed Proxy or Voting Instruction Form will cast the votes represented by any Proxy or Voting Instruction Form FOR the appointment of Deloitte LLP as auditor of the Company, at a remuneration to be fixed by the Board.

CORPORATE GOVERNANCE

The Company’s corporate governance practices have been and continue to be in compliance with the applicable Canadian requirements. The Company continues to monitor developments in Canada with a view to further revising its governance policies and practices, as appropriate.

The Company has reviewed its corporate governance practices against the requirements of the NYSE American and determined that its corporate governance practices do not differ significantly from those followed by U.S. companies under the NYSE American listing standards for corporate governance.

The following is a description of the Company’s corporate governance practices which has been prepared by the Corporate Governance Committee of the Board and has been approved by the Board.

Board of Directors

In compliance with the requirements of the BCBCA, the directors are elected by the Shareholders to manage, or supervise the Management of the business and affairs of the Company. In exercising their powers and discharging their duties, the directors are required to act honestly and in good faith with a view to the best interests of the Company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Five out of six of the Director Nominees are independent within the meaning of NI 52-110. One member of Management on the Board, Dr. Rui Feng, is not considered independent as he is the Chief Executive Officer and Chairman of the Company. The independent directors regularly meet without the members of Management present. Mr. Paul Simpson is the independent lead director of the Board. The role of the independent lead director is to act as the Chair for all meetings of the independent directors referred to above.

The Board has adopted a description of how it delineates its roles and stewardship responsibilities in the Board of Directors Charter, which is attached hereto as Schedule “1”. This description incorporates the guidelines and principles outlined in NI 52-110, National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 - Corporate Governance Guidelines. The Board believes that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting Shareholders’ interests and maximizing value for the Shareholders. The disclosure regarding the Company’s corporate governance practices that is required by NI 58-101 is attached hereto as Exhibit “A”.

CORPORATE GOVERNANCE COMMITTEE

The Corporate Governance Committee is responsible for assisting the Board in establishing and maintaining a sound system of corporate governance through a process of continuing assessment and enhancement. The Corporate Governance Committee works to ensure that (a) the Board functions independently of Management, (b) Management is clearly accountable to the Board, and (c) procedures are in place to monitor the effectiveness of the performance of the Board, the committees of the Board and individual directors. The Corporate Governance Committee is comprised of Paul Simpson, Marina Katusa, and Ken Robertson, all of whom are independent directors pursuant to NI 52-110. The Corporate Governance Committee Charter is attached hereto as Schedule “2”.

COMPENSATION COMMITTEE

The Compensation Committee is responsible for determining and approving compensation for directors and senior officers. The Compensation Committee Charter is attached hereto as Schedule “3”. The Compensation Committee is comprised of Paul Simpson, Yikang Liu, and David Kong, all of whom are independent directors pursuant to NI 52-110.

All committee members have experience in executive compensation. Paul Simpson is a senior corporate securities lawyer, and also holds a Certificate in Mining Law from Osgoode Hall Law School. He brings over 25 years’ experience in corporate law and corporate governance as it relates to compensation committees. Yikang Liu is the past Deputy General Secretary for China Mining Association and former Vice-Chair of the Geological Society of China. David Kong has over 30 years’ experience as a Chartered Accountant, is a certified director (ICD.C) of the Institute of Corporate Directors, and acts as a director on a number of publicly listed companies. Given their education and experience, each member of the Compensation Committee has familiarity with, an understanding of, and experience in reviewing executive and directors’ compensation; administering of stock options and stock option grants; and reviewing performance goals and assessments of executives. In Fiscal 2021, the Compensation Committee retained Mercer (Canada) Limited to assist in conducting a market compensation review to confirm the reasonableness of the CEO’s compensation package relative to other North American mining companies with similar revenues. In Fiscal 2023, the Compensation Committee conducted its own market research and selected over 7 producing mining companies with main focus on silver sector as benchmarking. The Company’s compensation policies and programs are designed to be competitive with publicly listed mining companies of similar size and to recognize and reward executive performance consistent with the success of the Company’s business.

AUDIT COMMITTEE

For information regarding the Audit Committee, see (i) the Company’s annual information form (the “AIF”) dated June 1, 2023, under the heading “Audit Committee”, and (ii) a copy of the Audit Committee Charter which is attached hereto as Schedule “4”. The Audit Committee is comprised of David Kong, Marina Katusa, and Ken Robertson, all of whom are independent directors and financially literate within the meaning of NI 52-110. The AIF is available under the Company’s profile at www.sedarplus.ca.

SUSTAINABILITY COMMITTEE

At Silvercorp, we strive to operate all aspects of our business in line with the highest safety standards, and in the most efficient and sustainable way possible. Our focus is on generating sustainable growth through the optimization of innovative technology while operating in an environmentally responsible way.

Our Vision:

Be a technologically advanced, well-managed, and sustainable mining company.

Our Values:

●	Operate sustainably by prioritizing safety and the environment.

●	Apply technology and efficient management to ensure our competitiveness.

●	Respect our people and enable them to achieve their potential.

●	Embody the principles of honesty and integrity.

●	Strive to innovate for further excellence.

Silvercorp is committed to the principles of sustainable development, safety, and conducting its activities in an environmentally and socially responsible manner. We believe in caring for the environment in which we operate; contributing to the long-term development of our host communities; ensuring safe and secure workplaces for employees, local communities and governments; and operating transparently. Maintaining and improving good relationships and collaboration with the Company’s host communities is essential to achieving our sustainability targets. Through attentive engagement and collaboration, we understand the social, economic and environmental priorities, and takes actions to tackle the most pressing issues and risks.

The Sustainability Committee Charter is attached hereto as Schedule “5”. The Sustainability Committee is comprised of Marina Katusa, Yikang Liu, and Dr. Rui Feng. Each of the members of the Sustainability Committee, other than Dr. Rui Feng, is independent pursuant to NI 52-110.

The Corporate Governance Committee, Compensation Committee, Audit Committee and Sustainability Committee will each be re-constituted after the Meeting.

EXECUTIVE COMPENSATION

The following table sets forth a summary of the total compensation during the three most recently completed financial years paid to the Company’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), and the three other most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than CAD$150,000, and any additional individuals who satisfy these criteria but for the fact that individual was not serving as an officer, nor acting in a similar capacity, at the end of the most recently completed financial year, hereinafter referred to as the “Named Executive Officers” or the “NEOs”.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary (1) ($)	Share-Based Awards (5) ($)	Options- Based Awards (6) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation (3) ($)	Total Compensation (2) ($)
					Annual Incentive Plan	Long Term Incentive Plan
Dr. Rui Feng, Chairman, CEO and Director(4)	2023	900,000	1,493,118	197,327	1,091,000	-	-	-	3,681,444
	2022	858,375	1,539,247	-	1,091,000	-	-	6,235	3,494,857
	2021	742,500	1,011,074	501,959	1,039,500	-	-	143,733	3,438,766
Derek Liu, Chief Financial Officer	2023	232,804	207,937	58,957	139,834	-	-	-	639,532
	2022	234,525	357,371	-	142,948	-	-	4,719	739,563
	2021	211,816	253,182	136,898	140,631	-	-	78,269	820,796
Lon Shaver, Vice President	2023	207,861	133,673	35,374	75,586	-	-	-	452,494
	2022	209,397	280,791	-	58,631	-	-	4,719	553,538
	2021	189,122	183,075	91,265	66,193	-	-	82,051	611,706
Lichang Peng, General Manager of China Operations (7)	2023	124,063	83,175	23,583	75,586	-	-	-	306,407
	2022	89,343	142,948	-	61,693	-	-	-	293,984
	2021	103,208	137,575	91,265	59,464	-	-	-	391,512
Song Hong, Deputy Genernal Manager of China Operations (7)	2023	111,510	89,116	23,583	75,586	-	-	-	299,795
	2022	89,343	153,159	-	50,877	-	-	-	293,379
	2021	89,686	109,604	91,265	52,987	-	-	15,130	358,672
Total	2023	1,576,238	2,007,019	338,824	1,457,592	-	-	-	5,379,672
	2022	1,480,983	2,473,516	-	1,405,149	-	-	15,673	5,375,321
	2021	1,336,332	1,694,510	912,652	1,358,775	-	-	319,183	5,621,452

Notes:

(1)	Includes consulting fees paid to NEOs.
(2)	Other than the consulting fees and annual incentive compensation paid to Dr. Rui Feng, the amounts paid to the NEOs were in Canadian dollars and converted into US dollars using the average exchange rate as per Bank of Canada for the corresponding fiscal year.
(3)	For fiscal 2021, all other compensation includes one-time special cash bonus paid to the NEOs from the break fee received from Guyana Goldfields Inc. (“Guyana Goldfields”)
(4)	Consulting fees are payable to Dr. Rui Feng for his services pursuant to a consulting agreement dated October 1, 2017. The Board reviews and adjusts such fees annually. No compensation was paid to Dr. Rui Feng for his services as a director of the Company.
(5)	On February 23, 2023, April 26, 2022, April 5, 2021, May 26, 2020 and November 11, 2020, the Company awarded RSUs that vest over a three-year period at a value of CAD$4.08, CAD$3.93, CAD$6.40, CAD$5.46 and CAD$9.45 per unit, respectively.
(6)	The Company has adopted IFRS 2 – Share-based Payment to account for the issuance of Options to employees and non-employees. The fair value of Options is estimated at the grant date using the Black-Scholes Option Pricing Model which requires the input of a number of assumptions. Although the assumptions used reflect Management’s best estimates, they involve inherent uncertainties based on market conditions generally outside the control of the Company. The following summarizes the key assumptions used to calculate the fair value of each set of Options granted in each fiscal year ended March 31:
(7)	Mr. Peng, Lichang was promoted to be the General Manager of China Operations, and Mr. Hong, Song was promoted to be the Deputy General Manager of China Operation in September 2022.

Name	Fiscal Year of Options Granted	Grant Date	Options Granted(1)	Exercise price (CAD$)	Expired Date	Weighted average expected life (years)	Weighted average risk free rates	Weighted average volatilities	Weighted average fair value per option (CAD$)
Dr. Rui Feng, Chairman, CEO and Director	2023	23-Feb-2023	50,000	4.08	23-Feb-2028	2.75	3.95%	57.31%	1.55
	2023	26-Apr-2022	100,000	3.93	26-Apr-2027	2.75	2.49%	62.53%	1.56
	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2021	11-Nov-2020	30,000	9.45	11-Nov-2025	2.75	0.31%	67.49%	3.87
	2021	26-May-2020	30,000	5.46	26-May-2025	2.75	0.31%	65.80%	2.16
Derek Liu, Chief Financial Officer	2023	26-Apr-2022	50,000	3.93	26-Apr-2027	2.75	2.49%	62.53%	1.56
	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2021	11-Nov-2020	30,000	9.45	11-Nov-2025	2.75	0.31%	67.49%	3.87
	2021	26-May-2020	30,000	5.46	26-May-2025	2.75	0.31%	65.80%	2.16
Lon Shaver, Vice President	2023	26-Apr-2022	30,000	3.93	26-Apr-2027	2.75	2.49%	62.53%	1.56
	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2021	11-Nov-2020	20,000	9.45	11-Nov-2025	2.75	0.31%	67.49%	3.87
	2021	26-May-2020	20,000	5.46	26-May-2025	2.75	0.31%	65.80%	2.16
Lichang Peng, General Manager of China Operations	2023	26-Apr-2022	20,000	3.93	26-Apr-2027	2.75	2.49%	62.53%	1.56
	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2021	11-Nov-2020	20,000	9.45	11-Nov-2025	2.75	0.31%	67.49%	3.87
	2021	26-May-2020	20,000	5.46	26-May-2025	2.75	0.31%	65.80%	2.16
Song Hong, Manager of China Operations	2023	26-Apr-2022	20,000	3.93	26-Apr-2027	2.75	2.49%	62.53%	1.56
	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2021	11-Nov-2020	20,000	9.45	11-Nov-2025	2.75	0.31%	67.49%	3.87
	2021	26-May-2020	20,000	5.46	26-May-2025	2.75	0.31%	65.80%	2.16

Outstanding Share-Based Awards and Option-Based Awards

The following table summarizes awards outstanding at fiscal year ended March 31, 2023, for each NEO:

	Option-Based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price (CAD$)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) (CAD$)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share-Based Awards that have not Vested (CAD$)	Market or Payout Value of Vested Shares or Units of Shares that not Paid Out or Distributed (CAD$)
Dr. Rui Feng, Chairman, CEO and Director	50,000	4.08	23-Feb-2028	53,000
	100,000	3.93	26-Apr-2027	121,000
	110,000	9.45	11-Nov-2025	Nil
	110,000	5.46	26-May-2025	Nil
					620,333	3,188,511
							2,892,108
Derek Liu, CFO	50,000	3.93	26-Apr-2027	60,500
	30,000	9.45	11-Nov-2025	Nil
	30,000	5.46	26-May-2025	Nil
					109,999	565,395	Nil
Lon Shaver, Vice President	30,000	3.93	26-Apr-2027	36,300
	20,000	9.45	11-Nov-2025	Nil
	20,000	5.46	26-May-2025	Nil
					77,917	400,493	Nil
Lichang Peng, General Manager of China Operations	30,000	3.93	26-Apr-2027	36,300
	15,000	9.45	11-Nov-2025	Nil
	15,000	5.46	26-May-2025	Nil
					43,333	222,731	Nil
Song Hong, Manager of China Operations	30,000	3.93	26-Apr-2027	36,300
	20,000	9.45	11-Nov-2025	Nil
	20,000	5.46	26-May-2025	Nil
					47,334	243,297	Nil

Notes:

(1)	The closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on March 31, 2023, was CAD$5.14.

Incentive Plan Awards – Value Vested or Earned during the Year

Name	Option-Based Awards – Value vested during the year ($)	Share-Based Awards – Value vested during the year ($)	Non-Equity Incentive Plan Compensation – Value earned during the year ($)
Dr. Rui Feng, Chairman, CEO and Director	-	-	1,091,000
Derek Liu, CFO	-	168,659	139,834
Lon Shaver, Vice President	-	126,937	75,586
Lichang Peng, General Manager of China Operations	-	63,785	75,586
Song Hong, Deputy General Manager of China Operations	-	73,053	75,586

Option Repricing

There are no Options held by the NEOs that have been repriced.

Pension Plan Benefits

The Company does not provide any pension plan benefits.

Employment Agreements

As at the date of this Information Circular, the Company does not have any employment contracts with the NEOs other than as disclosed below.

Dr. Rui Feng, CEO, Chairman and Director

Dr. Rui Feng entered into an agreement for a three-year term on October 1, 2020, to provide senior executive services to the Company, at the annual salary or consulting fee as set out in the summary compensation above. Under the agreement, either party may terminate the agreement for any reason upon thirty (30) days written notice. In the event that the Company provides notice to terminate this agreement, it shall pay Dr. Rui Feng a termination fee equal to the full amount of the annual consulting fee, plus an additional 1/6th of the annual consulting fee for each year of service provided which commenced in September 2003.

Derek Liu, CFO

On June 26, 2019, the Company entered into an agreement to engage Derek Liu to provide services as Chief Financial Officer of the Company at the annual salary as set out in the summary compensation table above. Derek Liu agreed to a “Non-Competition Period” of twelve months after the termination of his employment agreement.

Lon Shaver, Vice President

On July 16, 2018, the Company entered into an employment agreement to engage Lon Shaver as Vice President of the Company, at a base salary as set out in the summary compensation table above, in which he is entitled to share-based compensation and annual performance bonuses. Lon Shaver agreed to a “Non-Competition Period” of twelve months after the termination of his employment agreement.

Lichang Peng, General Manager of China Operations

In February 2005, the Company entered into an employment agreement with Lichang Peng. Since then, Lichang Peng has been assuming various positions at the subsidiaries of the Company, including the General Manager of Henan Found

Mining Co. Limited and the General Manager of Guangdong Found Mining Co. Limited. In September 2022, Lichang Peng was promoted to be the General Manager of China Operations. His compensation including a base salary, share-based compensation and annual performance bonuses as set out in the summary compensation table above.

Song Hong, Manager of China Operations

On March 7, 2011, the Company entered into an employment agreement with Song Hong. In September 2022, Song Hong was promoted to be the Deputy General Manager of China Operations of the Company, at a base salary as set out in the summary compensation table above, in which he is entitled to share-based compensation and annual performance bonuses.

Change of Control Agreements

The Company has in effect change of control agreements with each of Dr. Rui Feng and Derek Liu. The terms of the change of control agreements provide that if an executive officer’s employment agreement or consulting agreement, as applicable, is terminated, other than for cause, within 18 months after a “Change of Control” (as defined below), the executive officer shall be entitled to: (i) a lump sum payment equal to 18 months base compensation plus any other amounts owed for compensation in arrears, (ii) bonus, if awarded, (iii) continuation of benefits for 18 months, (iv) immediate vesting of all outstanding Options, registered share units and other rights and entitlements, (v) payment of recruitment services to assist in securing alternative employment. The Company is responsible for the payment of the Change of Control payments and there are no requirements to receiving a Change of Control payment (such as execution of a non-competition agreement, non-solicitation agreement or confidentiality agreement).

The change of control agreements deem a “Change of Control” to occur if: (i) a merger, amalgamation, arrangement, consolidation, reorganization or transfer takes place in which equity securities of the Company possessing more than 50% of the total combined voting power of the Company’s outstanding equity securities are acquired by a person or persons different from the persons holding those equity securities immediately prior to such transaction, and the composition of the Board following such transaction is such that the directors of the Company prior to the transaction constitute less than 50% of the Board membership following the transaction, except that no Change of Control will be deemed to occur if such merger, amalgamation, arrangement, consolidation, reorganization or transfer is with any subsidiary or subsidiaries of the Company; (ii) any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding shall acquire or hold, directly or indirectly, 25% or more of the voting rights attached to all outstanding equity securities; (iii) any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding shall acquire or hold, directly or indirectly, the right to appoint a majority of the directors of the Company; or (iv) the Company sells, transfers or otherwise disposes of all or substantially all of its assets, except that no Change of Control will be deemed to occur if such sale or disposition is made to a subsidiary or subsidiaries of the Company.

Quantified Impact of Termination and Change of Control Provisions

If a Change of Control of the Company had occurred on March 31, 2023, the total estimated cash cost to the Company of related payments to the below NEOs (which includes the accelerated option-based award value and share-based award value) is estimated at $1,676,490. The following table shows estimated incremental payments triggered pursuant to termination of employment of an NEO in accordance with the termination provisions described above:

Name	Termination Without Cause Under Agreement Provision Value (1)(2)(3)	Change of Control Provision Value (1)(2)(3)(4)
Dr. Rui Feng	3,838,767	1,373,928
Derek Liu	-	302,562

Notes:

(1)	The termination values assume that the triggering event took place on the last business day of the Company’s financial year-end (March 31, 2023).
(2)	The accelerated option-based award value on the last business day of the Company’s year-end (March 31, 2023) was calculated based on the difference between the value of the Options that would have vested and the closing price of the Common Shares on the TSX on March 31, 2023, of CAD$5.14.
(3)	Value of earned/unused vacation and amounts owing for expense reimbursement are not included as they are not considered “incremental” payments made in connection with termination of employment.

(4)	If Dr. Feng is terminated by virtue of a Change of Control, he will receive the greater of the value under the change of control agreement or under his consulting agreement.

No new actions, decisions, or policies were made after the end of the last financial year to affect a reader’s understanding of an NEO’s compensation for the year ended March 31, 2023.

Compensation Discussion and Analysis

In Fiscal 2023, total compensation paid to the Named Executive Officers was $5,379,672, effectively the same compared to $5,375,321 in Fiscal 2022 (Fiscal 2021 - $5,621,452). In Fiscal 2023, total compensation paid to the Named Executive Officers changed primarily as a result of: i) an increase of $95,525 in payment of annual base fee totalling $1,576,238 compared to $1,480,983 in Fiscal 2022 and $1,336,332 in Fiscal 2021; ii) an increase in payment of annual bonuses totalling $1,457,592 compared to $1405,149 in Fiscal 2022 and $1,358,775 in Fiscal 2021; and iii) grant of restricted share units in the value of $2,007,019 compared to $2,473,516 in Fiscal 2022 and $1,694,510 in Fiscal 2021; and iv) grant of stock options totalling $338,824 compared to $nil in Fiscal 2022, and $912,652 in Fiscal 2021; and v) no all other compensation paid in Fiscal 2023, compared to $15,673 in Fiscal 2022 and $319,183 in Fiscal 2021.

The Company’s executive compensation program is overseen by the Compensation Committee of the Board. See “Compensation Committee” above for a description of the composition of the Compensation Committee. The Compensation Committee has the overall responsibility for recommending levels of executive compensation that are competitive and motiving, it is responsible for making recommendations to the Board with respect to the compensation of executive officers of the Company and the Company’s Omnibus Plan. The Compensation Committee also assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company.

In carrying out this mandate, the Compensation Committee assesses on an annual basis the performance of the CEO, relative to both industry performance, and overall Company performance, and compares total compensation to compensation paid by comparable companies. Comparable silver mining companies continue to be comprised of publicly traded mining companies of similar size in North America, as determined by market capitalization, revenue, cash flows from operations, net income attributable to equity shareholders of the Company, and complexity relative to the Company. Comparable companies referenced by the Compensation Committee include the Company’s peer group, as listed below.

The objectives of the Company’s compensation program are to attract, retain and inspire performance by members of senior management in a manner that will enhance the sustainable profitability and growth of the Company. The Company has employed a combination of base compensation and equity participation through its Omnibus Plan. In addition, the Company annually awards some of the executive officers, or companies controlled by executive officers, performance bonuses for the year. The Company does not offer securities purchase programs, Common Shares or units that are subject to restrictions on resale or other incentive plans. The Company, with the exception of Option grants, focuses on annual rather than long-term compensation.

The Compensation Committee attempts to ensure that the compensation packages for executive officers and the overall equity participation plan are in line with publicly listed mining companies of a comparable size and with production, exploration and operations at a similar, or a more advanced stage. The Compensation Committee does not rely on any formula, or objective criteria and analysis to determine an exact amount of total compensation. Compensation decisions are made through discussion by the Compensation Committee, with input from the Chairman and CEO, with the final recommendations of the Compensation Committee being submitted to the Board of Directors for further discussion and final approval.

The target is for the total compensation package granted to the CEO to be approximately in the middle range of other comparably sized mining companies. However, there is no fixed formula, or pre-determined set of peer companies that is used for this determination, rather the Compensation Committee focuses on the executive compensation of a limited number of silver mining producers with market capitalizations and production profiles most similar to the Company. For the current year, this peer group consisted of Endeavour Silver Corp., First Majestic Silver Corp., Fortuna Silver Corp.,

Coeur Mining Inc., Hecla Mining Company, Pan American Silver Corp., and SSR Mining Inc. (formerly, Silver Standard Resources Inc.). The Compensation Committee also places a particular emphasis on relative profitability and cash flow from operating activities.

The Compensation Committee reviews compensation mix on an annual basis with the goal of having a target performance-based compensation for the Chairman and CEO to be in excess of 50% of his total base compensation. In Fiscal 2023, of total compensation paid to Rui Feng, Chairman and CEO, 76% came from performance-based compensation compared to 75% in Fiscal 2022. Of the total compensation, 30% came from short term performance compensation (bonus) and 46% came from long term performance compensation (share-based awards) compared to 31% and 44%, respectively, in Fiscal 2022.

The Compensation Committee considered the implications of the risks associated with the Company’s compensation policies and practices and concluded that, given the nature of the Company’s business and the role of the Compensation Committee in overseeing the Company’s executive compensation practices, and no risks were identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

No NEOs or directors are permitted to purchase financial instruments including forward contracts, equity swaps, collars, or like instruments, that are designed to hedge against a decrease in market value of securities of the Company granted to such NEO or director as compensation.

Base Compensation

In the Compensation Committee’s view, paying base salaries that are competitive in the markets in which the Company competes for executive talent is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are paid salaries commensurate with those offered by other companies in our industry, with consideration also given to internal relativity, individual performance, and the difficulty in finding a suitable alternative, particularly for a North American public company with mining operations in China.

Short Term Incentive Plan

The Company does not maintain any short-term incentive plans for its NEOs but does award annual performance bonuses, as discussed below.

Share-Based Awards

The Company believes that encouraging its executive officers and employees to increase the value of their shareholdings is one of the best ways of aligning their interests with those of its Shareholders. The Compensation Committee oversees the administration of the Omnibus Plan. The Omnibus Plan is designed to give eligible directors, officers, employees and consultants of the Company or its subsidiaries, an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to provide a sense of company ownership to the individual. The Compensation Committee considers share-based awards, including grants of Options and RSUs when reviewing executive officer compensation packages as a whole.

The distribution of share-based awards, including Options and RSUs, is recommended by the Chairman and CEO to the members of the Compensation Committee who decide whether they agree with the recommendations and who, once satisfied, provide their recommendation to the Board. The number of Options and RSUs recommended for each individual is based upon seniority, responsibilities of the job position, and the performance of the Company. The Compensation Committee’s recommendation to the Board includes the number of Options and RSUs to be granted to the independent directors.

The NEOs are granted Options and/or RSUs commensurate with those offered by other companies in our industry, with consideration also given to internal relativity and individual performance. Options and/or RSUs are granted to executive officers taking into account a number of factors, including the amount and terms of Options and/or RSUs previously granted, base compensation, performance bonuses, if any, and competitive factors. All Options and/or RSUs awarded were granted at or above market prices, with a term of three to five years, and vesting in equal bi-annual amounts over either a two, three or four-year vesting period.

Total share-based awards granted to eligible participants in Fiscal 2023, 2022, and 2021 are summarized as follows:

Fiscal year	Options		RSUs		Total share-based awards
	Number of units granted	Percentage of outstanding common shares at year end	Number of units granted	Percentage of outstanding common shares at year end	Number of units granted	Percentage of outstanding common shares at year end
2023	595,000	0.3%	1,095,501	0.6%	1,690,501	1.0%
2022	Nil	Nil	1,000,000	0.6%	1,000,000	0.6%
2021	1,127,000	0.6%	1,021,500	0.6%	2,148,500	1.2%

Performance Bonuses

The NEOs are paid performance bonuses commensurate with those offered by other companies in our industry, with consideration also given to Company performance, individual performance and internal relativity. Considerations for NEOs performance bonus awards paid out during the fiscal 2023 year were based primarily on two elements: (1) executive officers’ personal performance; and (2) Company performance.

The Executive Bonus Plan provides a variable component of total cash compensation that is directly related to the operating and financial performance of the Company. A total bonus pool is calculated using measurable parameters that align executive team interests with that of the Shareholders. A bonus pool equal to 2.5% of cash flows from operations (excluding changes in non-cash working capital) may be available to NEOs, other corporate headquarter employees, and certain high-ranking managers at the mine operations. From this available pool, a percentage of base salary will be awarded to an employee when the Company performance and personal performance achieve target performance for the year. The actual bonus percentage will be determined based on a weighting for achieving Company performance, including metal production, cost, and environmental and safety performance, and personal performance according to the level of position, as shown in the following table:

Positions	Target Bonus as % of Base Salary(1)	Company Performance(2)	Personal Performance(3)
CEO/Executive Chairman	100%	70%	30%
CFO	50%	60%	40%
Senior managers	30%	50%	50%
Other head office employees	20%	20%	80%

Notes:

(1)	For each individual, the bonus payable may be 30% of his/her target bonus to maximum of 200% of base salary.
(2)	The Company Performance component is based on the achievement of metal production (silver ounce equivalent), all-in sustaining production costs per tonne, and safety & environment goals. Achieving metal production targets will account for 45%, all-in sustaining production costs per tonne targets will account for 40%, and safety & environment targets 15%. If a safety & environment accident occurs and causes regulatory, legal or social damage to the Company, the result of safety & environment component will be set as zero.
(3)	The Personal Performance component is based on contribution to the Company’s core business achievement, satisfaction to the Company’s requirement or core job requirements, personal skill, self-development and initiatives, attendance, familiarity with business, work planning and performance, provide leadership and guidance to other employees or follow Company’s work instructions and leadership, human resource team building, shareholder communications, and Information Technology building. On an annual basis, employees and their supervisors set performance expectations and review progress toward the accomplishment of these goals.

Payment of any bonus is discretionary, is subject to final Board approval and revision by the Compensation Committee as deemed necessary.

Performance Graph

The Common Shares commenced trading on the TSX on October 24, 2005, under the symbol “SVM” and prior to that time traded on the TSX Venture Exchange. The Common Shares previously traded on the NYSE, also under the symbol “SVM”, but were voluntarily delisted in September 2015, and traded on the Over-the-Counter Market under the symbol “SVMLF” until May 15, 2017 when the Common Shares commenced trading on the NYSE American (formerly, NYSE MKT) under the symbol “SVM”. The following chart compares the total cumulative shareholder return for CAD$100 invested in Common Shares on April 1, 2018, with the cumulative total return of the S&P/TSX Composite Index and S&P/TSX Global Gold Index for the period from April 1, 2018 to March 31, 2023. The Common Share performance as set out in the graph does not necessarily indicate future price performance and does not factor in the payment of dividends by Silvercorp to its Shareholders.

As at	31-Mar-18	31-Mar-19	31-Mar-20	31-Mar-21	31-Mar-22	31-Mar-23
SVM	100.00	98.85	132.85	178.39	131.41	147.55
S&P/TSX Composite Index	100.00	104.78	87.06	121.69	142.45	130.80
S&P/TSX Global Gold Index	100.00	104.70	126.33	152.59	186.95	164.85

The Company takes into account overall share price performance in determining executive compensation amounts; however, share price performance is one of a number of factors, as discussed above, that the Company takes into consideration. Overall, the trend in total compensation for the NEOs has followed the trend in the share price, rising following increase in the share price, and declining when the share prices decline. Total compensation rises and falls in line with share prices in part because of the valuation of option-based awards and annual incentive plan payments. There is not a close correlation between the Company’s share price performance and the amount of base salaries, or consulting fees, (collectively “base pay”) paid to Named Executive Officers. While base pay generally increased during times when share price was increasing, total base pay has remained relatively stationary during the recent periods of declining share prices. In considering base pay for the CEO, the Compensation Committee gives particular weight to compensation paid to NEOs at the closest comparable companies, and is particularly cautious in recommending any reductions to base pay, recognizing the difficulty in finding English speaking senior management with experience in operating mines in China or a CEO willing to spend the majority of their time in China.

Application of Executive Bonus Plan

The Compensation Committee concluded that the CEO’s personal performance and Company performance in fiscal 2023 were deserving of full marks.

Highlights of the evaluation included the following:

●	Mined 1,068,983 tonnes of ore, milled 1,072,654 tonnes of ore, and produced approximately 6.6 million ounces of silver, 4,400 ounces of gold, or approximately 7.0 million ounces of silver equivalent[1] plus 68.1 million pounds of lead, and 23.5 million pounds of zinc;

●	Sold approximately 6.6 million ounces of silver, 4,400 ounces of gold, 65.7 million pounds of lead, and 23.4 million pounds of zinc, for revenue of $208.1 million;

●	Reported net income attributable to equity shareholders of $20.6 million, or $0.12 per share, compared to $30.6 million, or $0.17 per share in the prior year;

●	Realized adjusted earnings attributable to equity shareholders of $37.0 million, or $0.21 per share. The adjustments were made to remove impacts from non-recurring items, share-based compensation, foreign exchange gain/loss, impairment adjustments and reversals, gain/loss on equity investments, dilution gain/loss, and the share of associates’ operating results;

●	Generated cash flow from operating activities of $85.6 million;

●	Cash cost per ounce of silver[1], net of by-product credits, of negative $0.42;

●	All-in sustaining cost per ounce of silver[1], net of by-product credits, of $9.73;

●	Paid $4.4 million of dividends to the Company’s shareholders;

●	Spent $2.1 million to buy back 838,237 common shares of the Company under its Normal Course Issuer Bid;

●	Spent and capitalized $8.3 million on exploration drilling, $34.0 million on underground development and exploration tunneling, and $15.6 million on equipment and facilities, including $4.8 million on construction of the new mill and tailings storage facility; and

●	Strong balance sheet with $203.3 million in cash and cash equivalents and short-term investments. The Company holds further equity investment portfolio in associates and other companies with a total market value of $141.9 million as at March 31, 2023.

Bonus Pool Calculation for Fiscal 2023

A bonus pool equal to 2.5% of operating cash flow before changes in non-cash working capital may be available to NEOs, other corporate headquarter employees, and certain high-ranking managers at the mine operations. In Fiscal 2023, the available pool for bonus payment is $2.2 million. In Fiscal 2022, the available pool for bonus payment was $2.5 million and the total bonus payout was $1.8 million, below the 2.5% limit. In Fiscal 2021, the available pool for bonus payment was $2.1 million, and the total bonus payout was $1.7 million, below the 2.5% limit.

Bonus Award in Fiscal 2023

Given the Company’s operating, financial and share price performance in Fiscal 2023, the Compensation Committee has recommended, and the Board of Director concluded that the Fiscal 2023 bonus to the CEO is to be kept as the same as his Fiscal 2022 bonus, which was $1,091,000 or 140% of his base salary paid in Fiscal 2022.

The Fiscal 2023 bonus is to be paid in Fiscal 2024 and will be reported as portion of the CEO’s compensation in Fiscal 2024.

The Compensation Committee delegated to the CEO authority to establish performance bonuses for the other officers, to be paid out from the remaining balance in the bonus pool. The Compensation Committee will review and consider the CEO’s recommendation on the bonus for other officers.

Compensation of Directors

Independent members of the Board of Directors are compensated for acting as directors, and may be granted RSU’s pursuant to the policies of the TSX and the Company’s Omnibus Plan. The independent members of the Board of Directors may also be awarded non-equity incentive. The Board of Directors as a whole determines the RSUs and non-equity incentive for each director, after considering recommendation by the Compensation Committee.

The following table shows a breakdown of the fees payable to independent directors in fiscal 2023.

Nature of Board duty	Amount (CAD$)
Annual retainer fee for each Independent Member of the Board[1]	$60,000
Additional annual retainer fee for lead independent director	$10,000
Additional annual retainer fee for Chair of the Audit Committee	$18,000
Additional annual retainer fee for Chair of the Compensation Committee	$15,000
Additional annual retainer fee for Chair of the Corporate Governance and Nominating Committee	$12,000
Additional annual retainer fee for Chair of the Sustainability Committee	$5,000

The table below sets forth the details of compensation provided to the directors, other than the Named Executive Officers (as defined above in this Information Circular) who are also directors, during the Company’s most recently completed financial year. Other than compensation paid to the Named Executive Officers (in their roles as such) who are also directors, and except as noted below, no compensation was paid to directors in their capacity as directors of the Company or its subsidiaries, or of a committee of the Board of Directors, or of its subsidiaries, or as consultants or experts, during the Company’s most recently completed financial year.

Director Compensation Table(1)

Name	Fees earned(2) ($)	Share- based awards(3) ($)	Option- based awards ($)	Non-equity incentive plan compensation(2) ($)	Pension value	All other compensation ($)	Total ($)
S. Paul Simpson	73,318	96,206	23,583	52,608	Nil	Nil	245,715
Yikang Liu	58,957	96,206	23,584	30,234	Nil	Nil	208,981
David Kong	49,131	96,206	23,584	41,119	Nil	Nil	210,040
Marina Katusa	45,351	96,206	23,585	30,234	Nil	Nil	195,376
Ken Robertson(4)	22,676	59,751	15,883	-	Nil	Nil	98,310
Total	249,433	444,575	110,219	154,195	Nil	Nil	958,422

Notes:

(1)	Disclosure about compensation paid to Dr. Rui Feng in his capacity as director has already been disclosed above under the heading “Summary Compensation Table”.
(2)	All director compensation is paid in Canadian dollars, and converted into U.S. dollars for reporting purposes using the average exchange rate for fiscal 2023 of $1.0 equalling CAD$1.323.
(3)	On April 26, 2022 and February 23, 2023, the Company awarded RSUs that vest over a three-year period at a value of CAD$3.93 and CAD$4.08 per unit respectively.
(4)	Ken Robertson was elected to be a director of the Company on September 30, 2022.

The following summarized the information of options granted to directors in Fiscal 2023 and Fiscal 2021. No options were granted to directors in Fiscal 2022.

Name	Fiscal year of Options Granted	Grant Date	Options Granted	Exercise price (CAD$)	Expired Date	Weighted average expected lives (years)	Weighted average risk free rates	Weighted average volatilities	Weighted average fair value per option (CAD$)
S. Paul Simpson	2023	26-Apr-2022	20,000.00	3.93	26-Apr-2027	2.75	2.49%	62.53%	1.56
	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2021	26-May-2020	18,000	5.46	26-May-2025	2.75	0.31%	65.80%	2.16
David Kong	2023	26-Apr-2022	20,000.00	3.93	26-Apr-2027	2.75	2.49%	62.53%	1.56
	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2021	26-May-2020	18,000	5.46	26-May-2025	2.75	0.31%	65.80%	2.16
Marina Katusa	2023	26-Apr-2022	20,000.00	3.93	26-Apr-2027	2.75	2.49%	62.53%	1.56
	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2021	26-May-2020	18,000	5.46	26-May-2025	2.75	0.31%	65.80%	2.16
Yikang Liu	2023	26-Apr-2022	20,000.00	3.93	26-Apr-2027	2.75	2.49%	62.53%	1.56
	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2021	26-May-2020	18,000	5.46	26-May-2025	2.75	0.31%	65.80%	2.16
Ken Robertson	2023	23-Feb-2023	10,000.00	4.08	23-Feb-2028	2.75	3.95%	57.31%	1.55
	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

The Company grants Options and/or RSUs from time to time at the discretion of the Board to its directors, in accordance with the policies of the TSX, and the Omnibus Plan.

Outstanding Share-Based Awards and Option-Based Awards in Fiscal 2023

The following table summarizes awards outstanding at fiscal year ended March 31, 2023, for each non-executive director.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options	Option Exercise Price (CAD$)	Option Expiration Date	Value of Unexercised In-The- Money Options (1) (CAD$)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not Vested (CAD$)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed (CAD$)
S. Paul Simpson	30,000	3.93	26-Apr-2027	36,300
	18,000	5.46	26-May-2025
					41,000	210,740	Nil
Yikang Liu	30,000	3.93	26-Apr-2027	36,300
	18,000	5.46	26-May-2025	Nil
					41,000	210,740	Nil
David Kong	30,000	3.93	26-Apr-2027	36,300
	18,000	5.46	26-May-2025	Nil
					41,000	210,740	Nil
Marina Katusa	30,000	3.93	26-Apr-2027	36,300
	18,000	5.46	26-May-2025	Nil
				Nil	41,000	133,002	17,137
Ken Robertson	10,000	4.08	23-Feb-2028	10,600
					15,000	77,100	Nil

Note:

(1)	The closing price of the Common Shares on the TSX on March 31, 2023 was CAD$5.14.

Incentive Plan Awards – Value Vested or Earned during Fiscal 2023

Name	Option-Based Awards – Value vested during the year (CAD$)	Share-Based Awards – Value vested during the year (CAD$)	Non-Equity Incentive Plan Compensation – Value earned during the year (CAD$)
Paul Simpson	-	68,189	69,600
Yikang Liu	-	68,189	40,000
David Kong	-	68,189	54,400
Marina Katusa	-	55,586	40,000
Ken Robertson	-	-	-

EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the Omnibus Plan which was previously approved by the Shareholders on September 30, 2022.

Pursuant to the Omnibus Plan, the Company may issue options (“Options”), Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”), collectively, the (“Awards”). As of August 11, 2023, there were 1,421,668 Options outstanding (representing 0.8% of the Company’s issued and outstanding Shares) and 2,919,800 RSUs outstanding (representing 1.7% of the Company’s issued and outstanding Shares). On August 11, 2023, a total of 13,340,180 Awards were available for future issuance under the Omnibus Plan.

The Omnibus Plan has been established to attract and retain directors, officers, employees and consultants to the Company (each an “Eligible Person”), and to provide incentives for them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company. Each such Eligible Person granted Awards pursuant to the Omnibus Plan, a “Participant”. The Omnibus Plan is administered by the Board and the Compensation Committee. The following is a description of the key terms of the Omnibus Plan, which is qualified in its entirety by reference to the full text of the Omnibus Plan.

●	Maximum Number of Shares Issuable – The maximum number of shares (the “Shares”) issuable under the Omnibus Plan, together with the number of shares issuable under any other security-based compensation arrangements of the Company, shall not in the aggregate exceed 10% of the issued and outstanding shares of the Company, from time to time (the “Outstanding Issue”). Any Shares reserved for issuance pursuant to an Award that has lapsed or terminated will thereupon no longer be in reserve and may once again be subject to an Award granted under the Omnibus Plan. Additionally, if any Award has been exercised, the number of Shares into which such Award was exercised will become available to be issued upon the exercise of Awards subsequently granted under the Omnibus Plan.

●	Plan Limits – When combined with all of the Company’s other security-based compensation arrangements, the Omnibus Plan shall not result in:

o	the number of Shares issuable to any one person at any time exceeding 5% of the Outstanding Issue;

o	the number of Shares (i) issued to Insiders (as defined in the Omnibus Plan) within a one-year period, and (ii) issuable to Insiders at any time, exceeding 10% of the Outstanding Issue;

o	the issuance to any one Insider and such Insider’s associates, within any one year period, exceeding 5% of the Outstanding Issue;

o	the issuance to consultants of the Company of a number of Shares exceeding 2% of the Outstanding Issue; or

o	a number of Shares issuable to any one non-executive Directors within a one-year period exceeding an Award value of $150,000 per such non-executive Director, of which no more than $100,000 may comprise Options based on a generally accepted valuation method acceptable to the Board.

Options

●	Terms and Exercise Price – The number of Shares subject to each Option grant, the exercise price, vesting, expiry date and other terms and conditions thereof will be determined by the Board. The exercise price of each Option shall in no event be lower than the closing price of the Shares on the Toronto Stock Exchange (the “Market Price”) on the trading date prior to the grant date.

●	Term – Unless otherwise specified at the time of grant, Options shall expire 10 years from the date of grant, unless terminated earlier in accordance with the Omnibus Plan.

●	Vesting Schedule – Unless otherwise specified at the time of grant, Options vest and become exercisable in 25% increments on each of the 6month, 12month, 18month, and 24month anniversaries from the grant date.

●	Exercise of Options – A participant may exercise vested Options by (i) payment of the exercise price per Share subject to each Option, or (ii) if permitted by the Board, by undertaking a cashless exercise with the assistance of a broker (which may include authorizing the broker to sell Shares on the open market by means of a short sale and forward the proceeds of such short sale to the Company to satisfy the Option Price and any applicable tax withholdings), or (iii) if permitted by the Board, on a cashless basis by receiving that number of Shares equal to the current Market Price less the Option Price multiplied by the number of Options exercised as the numerator, divided by the current Market Price, as the denominator.

●	Termination of Employment – If a Participant ceases to be a director, officer, employee or consultant of the Company for any reason other than death, such director, officer, consultant or employee of the Company shall have such rights to exercise any vested Options not exercised prior to such termination within the lesser of a period of 90 calendar days after the date of termination, or the expiry date of the Option, or such shorter period as may be set out in the Participant’s Option Award Agreement.

●	Death – If a Participant dies prior to the expiry of his Option, his legal representatives may, within the lesser of one year from the date of the Participant’s death or the expiry date of the Option, exercise that portion of all vested Options granted to the director, officer, employee or consultant of the Company under this Plan which remains outstanding.

Restricted Share Units and Performance Share Units

●	Terms – RSUs and PSUs are notional securities that entitle the recipient to receive cash or Shares at the end of a vesting period. The terms applicable to RSUs and PSUs under the Omnibus Plan (including the vesting schedule, performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a participant’s account) are determined by the Board at the time of the grant.

●	Vesting – Unless otherwise provided, RSUs typically vest on the second anniversary of the date the RSU was granted and shall be settled in accordance with the settlement provisions described below. Unless otherwise noted, PSUs shall vest as at the date that is the end of their specified performance cycle, subject to any performance criteria having been satisfied and shall be settled in accordance with the settlement provisions described below. Vesting of PSUs is contingent upon achieving certain performance criteria.

●	Settlement – On settlement, the Company shall, for each vested RSU or PSU being settled, deliver to a Participant either (a) one Share, (b) a cash payment equal to the Market Price of one Share as of the vesting date, or (c) any combination of cash and Shares equal to the Market Price of one Share as of the vesting date, at the discretion of the Board.

●	Dividend Equivalents – As dividends are declared, additional RSUs and PSUs may be credited to a Participant in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date therefore by (ii) the Market Price of one Share on such date.

●	Termination of Employment – If a director, officer, consultant or employee of the Company ceases to be so engaged by the Company for any reason other than death, all outstanding RSUs and PSUs that were vested on or before the date of the termination of employment or services of such Participant shall be settled in accordance with the applicable settlement provisions of the Omnibus Plan as of the date of termination, after which time the RSUs and PSUs shall in all respects terminate.

●	Death – If a Participant dies, all outstanding RSUs and PSUs that were vested on or before the date of the date of death such Participant shall be settled in accordance with the applicable settlement provisions of the Omnibus Plan as of the date of death. Outstanding RSUs that were not vested on or before the date of death shall vest and be settled in accordance applicable settlement provisions of the Omnibus Plan as of the date of death, prorated to reflect the actual period between the grant date of the RSU and the date of death. Outstanding PSUs that were not vested on or before the date of death shall vest and be settled in accordance with the applicable settlement provisions of the Omnibus Plan as of the date of death, prorated to reflect the actual period between the commencement of the performance cycle and the date of death, based on the performance criteria for the applicable performance period(s) up to the date of death. Subject to the foregoing, any remaining RSUs and PSUs shall in all respects terminate as of the date of death.

General

●	Assignment – Except as may otherwise be specifically determined by the Board with respect to a particular Award, Awards granted under the Omnibus Plan are non-assignable and non-transferable other than by will or by the laws of descent and distribution.

●	Change of Control – In the event of a Change of Control (as defined in the Omnibus Plan), all unvested Awards then outstanding will, as applicable, be substituted by or replaced with awards of the surviving corporation (or any affiliate thereof) or the potential successor (or any affiliate thereto) (the “continuing entity”) on the same terms and conditions as the original Awards, subject to appropriate adjustments that do not diminish the value of the original Awards. If, upon a Change of Control, the continuing entity fails to comply with this requirement, the vesting of all then outstanding Awards (and, if applicable, the time during which such Awards may be exercised) will be accelerated in full. Additionally, in the event of a potential Change of Control, the Board will have the power, in its sole discretion, to modify the terms of the Omnibus Plan and/or the Awards to assist the Participants in tendering to a take-over bid or other transaction leading to a Change of Control (including to accelerate the vesting of Awards and to permit Participants to conditionally exercise their Awards).

●	Amendments Not Requiring Shareholder Approval – The Board may amend the Omnibus Plan or Awards at any time, provided, however, that no such amendment may adversely affect any Award previously granted to a Participant without the consent of the Participant, except to the extent required by applicable law (including TSX requirements). Any such amendment will be subject to all necessary regulatory approvals. Without limiting the generality of the foregoing, the Board may, without prior notice to the shareholders and without further shareholder approval, at any time and from time to time, amend the Plan or any provisions thereof, or the form of Award Agreement or instrument to be executed pursuant to the Plan, in such manner as the Board, in its sole discretion, determines appropriate:

o	for the purposes of making formal minor or technical modifications to any of the provisions of the Omnibus Plan;

o	to correct any ambiguity, defective provisions, error or omission in the provisions of the Omnibus Plan;

o	to change any vesting provisions of Awards;

o	to change the termination provisions of the Awards or the Omnibus Plan;

o	to change the persons who qualify as Eligible Persons under the Omnibus Plan; and

o	to add or change provisions relating to any form of financial assistance provided by the Company to Participants that would facilitate the purchase of securities under the Omnibus Plan.

●	Amendments Requiring Shareholder Approval – Shareholder approval (or disinterested shareholder approval, if required by the policies of the TSX) will be required for the following types of amendments:

o	an increase in the number of Shares issuable under Awards granted pursuant to the Omnibus Plan;

o	a reduction in the Option Price of an Option, or a cancellation and reissuance of an Option;

o	an extension of (i) the term of an Option beyond its original expiry date, or (ii) the date on which a PSU or RSU will be forfeited or terminated in accordance with its terms, other than in accordance with the Omnibus Plan;

o	a revision to the assignment provisions to permit Awards granted under the Plan to be transferable or assignable other than for estate settlement purposes;

o	a revision to the insider participation limits or the non-executive director limits;

o	a revision to the amending provisions; or

o	any amendment required to be approved by shareholders of the Company under applicable law (including without limitation, pursuant to the policies of the TSX).

●	Black Out Periods – If the expiry date or vesting date of an Award falls (other than a PSU or RSU awarded to a Canadian resident) is (i) during a self-imposed blackout period imposed under any insider trading policy or similar policy of the Company (a “Blackout Period”), or (ii) within two business days following the end of a Blackout Period, the expiry date or vesting date, as applicable, will be automatically extended for a period of ten business day after the earlier of the end of such Blackout Period, or, provided the Blackout Period has ended, the expiry date or vesting date of such Award. In the case of a RSU or PSU awarded to a Canadian resident, any settlement that is effected during a Blackout Period shall be settled in cash, notwithstanding any other provision of the Omnibus Plan.

The following table sets out the annual burn rate for the three most recently completed financial years ending March 31, 2023:

Fiscal Year	Number of options granted	Weighted average number of shares outstanding	% of Outstanding shares	Number of Options exercised	% of Outstanding shares
2023	595,000	176,862,877	0.3%	-	0.0%
2022	Nil	176,534,501	Nil	797,083	0.5%
2021	1,112,000	174,868,256	0.6%	1,553,338	0.9%

The following table sets out equity compensation plan information as at the end of the financial year ended March 31, 2023:

	(a)	(b)	(c)
Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (CAD$)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	Options: 1,431,668 Common Shares RSUs: 2,126,670 Common Shares	$6.01 $5.29	10,942,321 Common Shares 3,176,468 Common Shares
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	3,558,338 Common Shares	$5.58	14,118,789 Common Shares

NORMAL COURSE ISSUER BID

In August 2022, the Board of Directors approved a share repurchase program pursuant to a normal course issuer bid to acquire up to 7,079,407 common shares of the Company, representing approximately 4% of the 176,985,184 common shares issued and outstanding as of August 16, 2022 (the “Share Repurchase Program”). The Company took this action to provide it with enhanced flexibility should market conditions result in Silvercorp’s shares being undervalued.

The Share Repurchase Program will run from August 29, 2022 to August 28, 2023. Purchases will be made at prevailing market prices, through the facilities of the TSX, the NYSE American, and alternative trading platforms in Canada and the United States, in compliance with regulatory requirements. All shares acquired thereunder were cancelled.

As of August 11, 2023, the Company has repurchased and cancelled 196,554 shares under the Share Repurchase Program.

Shareholders may obtain a copy of the Company’s Notice of Intention to Make a Normal Course Issuer Bid filed with the TSX, without charge, by contacting the Company at Suite 1750, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, Attention: Assistant Corporate Secretary.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS, AND SENIOR OFFICERS

No director or executive officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any of the foregoing persons is or at any time since the beginning of the Company’s last financial year has been indebted to the Company or any of its subsidiaries or to any other entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries. There is no outstanding indebtedness owed by any current or former executive officers, directors or employees to the Company, or any of its subsidiaries, as at the date of the Information Circular.

MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company (or private companies controlled by them, either directly or indirectly).

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, nominee for election as a director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, Common Shares or who exercises control or direction over Common Shares or a combination of both carrying more than 10% of the voting rights attached to the outstanding Common Shares other than Common Shares held by the person or company as underwriter in the course of a distribution; and (d) the Company itself if it has purchased, redeemed or otherwise acquired any of its Common Shares, for so long as, it holds any of its Common Shares.

AUDITOR

Deloitte LLP, Independent Registered Public Accounting Firm, of Vancouver, British Columbia, is the Company’s auditor. Deloitte LLP was appointed as auditor of the Company on November 26, 2012.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile under SEDAR+ at www.sedarplus.ca.

Financial information regarding the Company and its affairs is provided in the Company’s audited annual consolidated financial statements and management discussion and analysis (“MD&A”) for its financial year ended March 31, 2023. Shareholders may contact the Company at the address set out on the face page of this Information Circular to request free copies of the Company’s financial statements and MD&A. Alternatively, they can be found under the Company’s profile on SEDAR+ at www.sedarplus.ca. and the Company’s website at www.silvercorp.ca.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the directors of the Company.

Dated at Vancouver, British Columbia, this 11th day of August 2023

BY ORDER OF THE BOARD OF DIRECTORS

“Rui Feng”

Dr. Rui Feng
Chairman, CEO and Director Silvercorp Metals Inc.

SCHEDULE “1”

BOARD OF DIRECTORS CHARTER

The Board is responsible for the stewardship of the Company and for the oversight of its management and affairs. Directors shall exercise their best business judgment in a manner consistent with their fiduciary duties.

Subject to the rights of the shareholders to elect the members of the Board and applicable law and stock exchange rules, a majority of the members of the Board should be independent in accordance with National Policy 58-201 – Corporate Governance Guidelines. The Board shall establish and maintain procedures and policies to ascertain independence and address conflict of interest issues.

Meetings of the Board will be called, scheduled and held in accordance with the Company’s constating documents and applicable law. All directors are expected to attend and be prepared to participate, including reviewing all meeting materials before every Board meeting. The independent directors should hold regularly scheduled meetings without non-independent members and members of management in attendance. The independent directors may also hold other meetings at such times and with such frequency as the independent directors consider necessary. Where the Chair of the Board is not independent, an independent director will be appointed as “lead director” and such “lead director” will chair all meetings of independent directors.

The Board’s primary responsibilities, which are discharged directly and through delegation to its Committees, include the following:

●	The primary goal of the Board is to act in the best interests of the Company to enhance long-term shareholder value while considering the interests of the Company’s various stakeholders, including shareholders, employees, the communities and others.

●	To act honestly and in good faith with a view to the best interests of the Company.

●	To exercise due care, diligence and skill that reasonably prudent persons would exercise in comparable circumstances.

●	Consistent with its responsibilities to the Company, to further the interests of the shareholders.

●	To consider business opportunities and risks, and to adopt business strategies and/or strategic plans.

●	To evaluate the principal risks of the Company’s business in consultation with management, and to implement an appropriate system to manage these risks.

●	To develop and oversee an investor relations and shareholder communications policy (“Corporate Disclosure Policy”) for the Company.

●	To develop and oversee a policy (“Whistleblower Policy”) to establish procedures for the confidential, anonymous submission by employees and consultants and any other person of concerns regarding the Company and otherwise facilitate measures for receiving feedback from stakeholders.

●	To oversee management’s adoption of effective internal control and management information systems.

●	To review and approve annual and quarterly financial statements and the publication thereof by management.

●	To review and approve operating plans and any capital budget plans.

●	To oversee succession planning and to select and approve all key executive appointments, and to monitor executive training and development.

●	To develop and update, as required, the Company’s approach to corporate governance, including establishing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

●	To adopt a code of conduct to govern employees and management in their activities for and on behalf of the Company.

●	To promote diversity throughout the Company, commensurate with the Company’s needs.

●	To satisfy itself as to the integrity of the management of the Company and ensure that such officers promote a culture of integrity throughout the Company consistent with the adopted code of conduct.

●	To take action on issues that by law or practice require the independent action of a Board or one of its Committees.

●	To oversee management in its implementation of effective programs to provide a safe work environment, to employ sound environmental practices, and to operate in accordance with applicable laws, regulations and permits.

●	To oversee management in its implementation of an effective communications policy with regard to investors, employees, the communities in which it operates and the governments of those communities.

Each new director, on joining the Board, shall be given an outline of the nature of the Company’s business, its corporate strategy, current issues within the Company, the expectations of the Company concerning input from directors and the general responsibilities of the Company’s directors. The Company will provide new directors with an orientation program upon joining the Company that includes copies of relevant financial, technical, geological and other information regarding its properties, as well as meetings with management. Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and developments, and to attend related industry seminars. The Company may also request that Board members be advised by counsel to the Company of their legal obligations as directors of the Company.

The Board shall conduct evaluation of the performance of its duties under this Charter in such manner as it deems appropriate. The Board will assess any policy, procedure, guideline or standard, including this Charter, created by the Board to manage or fulfill its roles, duties and responsibilities, to ensure that they remain current and relevant. The Board will ensure that each Committee shall perform the same assessment in relation to any Committee policy, procedure, guideline or standard.

To fulfill its roles, duties and responsibilities effectively, the Board may contact and have discussions with the Company’s external auditors and the Company’s officers and employees and request Company information and documentation from these persons. The Board may, in its sole discretion, retain and obtain the advice and assistance of independent outside counsel and such other advisors as it deems necessary to fulfil its duties and responsibilities under this Charter. The Board may set the compensation and oversee the work of any outside counsel and other advisors to be paid by the Company.

This charter was reviewed by the Corporate Governance Committee and last approved by the board of directors on August 9, 2023.

SCHEDULE “2”

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE CHARTER

The Company has established a Corporate Governance and Nominating Committee of the Board of Directors which consists of three or more directors, each of whom shall be independent in accordance with National Policy 58-201 – Corporate Governance Guidelines. The Committee meets at least annually, or more frequently as required to fulfill its responsibilities. The Committee shall report regularly to the Board regarding its actions and make recommendations to the Board as appropriate. The Committee is governed by the same rules regarding meetings (including meetings in person or by telephone or other similar communications equipment), resolutions in writing in lieu of a meeting, notice, waiver of notice and voting requirements as are applicable to the Board.

The Committee’s mandate is to assist the Board in establishing and maintaining a sound system of corporate governance through a process of continuing assessment and enhancement.

The Board shall appoint members of the Committee. The members of the Committee shall be appointed for one-year terms or such other terms as the Board may determine and shall serve until a successor is duly appointed by the Board or until the member’s earlier death, resignation, disqualification or removal. The Board may remove any member from the Committee at any time with or without cause. The Board shall fill Committee member vacancies by appointing a member from the Board. If a vacancy on the Committee exists, the remaining members shall exercise all of the Committee’s powers so long as a quorum exists. A quorum for decisions of the Committee shall be a majority of Committee members. The Board shall appoint a chair of the Committee from the Committee members.

The Committee shall have the authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.

The Committee’s duties and responsibilities are:

●	To advise the Chairman of the Board and the Board on matters of corporate governance, including adherence to any governance guidelines or rules established by applicable regulatory authorities.

●	To advise the Board on issues of conflict of interest for individual directors.

●	To examine the effectiveness of the Company’s corporate governance practices at least annually and to propose such procedures and policies as the Committee believes are appropriate to ensure that the Board functions independently of management, management is accountable to the Board and procedures are in place to monitor the effectiveness of performance of the Board, committees of the Board and individual directors.

●	To develop and review, together with the Chairman, CEO and the President of the Board, annual Board goals or improvement priorities.

●	To identify and to recommend to the Board suitable candidates for nomination as new directors, and to review the credentials of directors standing for re-election. In making its recommendations, the Committee should consider:

a)	the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess;

b)	the competencies and skills that the Board considers each existing director to possess; and

c)	the competencies and skills each new nominee will bring to the boardroom.

The Committee should also consider whether or not each new nominee can devote sufficient time and resources to his or her duties as a Board member.

●	With assistance of management, to organize and provide an orientation program for new directors where appropriate.

●	To periodically review the mandates of the Board and committees of the Board and determine what additional committees of the Board, if any, are required or appropriate.

●	To develop such codes of conduct and other policies as are appropriate to deal with the confidentiality of the Company’s information, insider trading and the Company’s timely disclosure and other public Company obligations.

●	To take such other steps as the Committee decides are appropriate, in consultation with the Board, to ensure that proper corporate governance practices are in place for the Company, with reference to the Toronto Stock Exchange guidelines or recommendations and other regulatory requirements on corporate governance.

●	To review its charter and assess annually the adequacy of this mandate, the effectiveness of its performance and, when necessary, and to recommend changes to the Board of Directors for its approval.

The Committee shall have the authority to delegate any of its responsibilities, along with the authority to take action in relation to such responsibilities, to one or more subcommittees as the Committee may deem appropriate in its sole discretion.

The Committee shall conduct an annual evaluation of the performance of its duties under this Charter and shall present the results of the evaluation to the Board. The Committee shall conduct this evaluation in such manner as it deems appropriate.

This charter was reviewed by the Corporate Governance Committee and last approved by the board of directors on August 9, 2023.

SCHEDULE “3”

COMPENSATION COMMITTEE CHARTER

The Compensation Committee of the Board of Directors consists of at least three Directors, each of whom shall be independent in accordance with National Policy 58-201 – Corporate Governance Guidelines. The Committee meets at least annually, or more frequently as required to fulfill its responsibilities. The Committee shall report regularly to the Board regarding its actions and make recommendations to the Board as appropriate. The Committee is governed by the same rules regarding meetings (including meetings in person or by telephone or other similar communications equipment), resolutions in writing in lieu of a meeting, notice, waiver of notice and voting requirements as are applicable to the Board.

The purpose of the Compensation Committee is to assist the Board in discharging its duties relating to compensation of the executive officers of the Company, the goals are to enable the Company to attract, retain and motivate the most qualified talent who will contribute to the long term success of the Company by aligning compensation with the Company’s business objectives and performance, and aligning incentives with the interests of shareholders to maximize shareholders’ value.

The Board shall appoint members of the Compensation Committee. The members of the Compensation Committee shall be appointed for one-year terms or such other terms as the Board may determine and shall serve until a successor is duly appointed by the Board or until the member’s earlier death, resignation, disqualification or removal. The Board may remove any member from the Compensation Committee at any time with or without cause. The Board shall fill Compensation Committee member vacancies by appointing a member from the Board. If a vacancy on the Compensation Committee exists, the remaining members shall exercise all of the Compensation Committee’s powers so long as a quorum exists. A quorum for decisions of the Compensation Committee shall be a majority of Compensation Committee members. The Board shall appoint a chair of the Compensation Committee from the Compensation Committee members.

The Committee shall have the authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.

The Committee’s duties and responsibilities are:

●	To review and approve annually the corporate goals and objectives applicable to the compensation of the chief executive officer (the “CEO”); evaluate at least annually the CEO’s performance in light of those goals and objectives; and determine (or make recommendations to the Board with respect to) the CEO’s compensation level based on this evaluation.

●	To make recommendations to the Board with respect to the compensation of other senior management and executive officers of the Company.

●	To review the compensation and benefits of the directors in their capacity as directors of the Company to ensure that such compensation reflects the responsibilities and risks involved in being a director.

●	To review and make recommendations to the Board as to the general compensation and benefits policies and practices of the Company, including incentive stock options for all employees, consultants, directors and officers.

●	To review the disclosure to be made of director and executive compensation in the Management Information Circular or otherwise before it is publicly disclosed.

●	To ensure there are appropriate benefit programs in place for management and staff.

●	To review and make recommendations to the Board for its approval on any special compensation and benefit arrangements.

●	To review its compensation practices by comparing them to surveys of relevant competitors and to set objective compensation based on this review.

●	To perform such other functions as the Board may from time to time assign to the Committee.

●	To review its charter and assess annually the adequacy of this mandate, the effectiveness of its performance, and to recommend changes to the Board for its approval.

The Committee shall have the authority to delegate any of its responsibilities, along with the authority to take action in relation to such responsibilities, to one or more subcommittees as the Committee may deem appropriate in its sole discretion.

The Committee shall conduct an annual evaluation of the performance of its duties under this Charter and shall present the results of the evaluation to the Board. The Committee shall conduct this evaluation in such manner as it deems appropriate.

This charter was reviewed by the Corporate Governance Committee and last approved by the board of directors on August 9, 2023.

SCHEDULE “4”

AUDIT COMMITTEE CHARTER

I.	Purpose

The main objective of the Audit Committee is to act as a liaison between the Board and the Company’s independent auditors (the “Auditors”) and to assist the Board in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by the Company to its shareholders, the public and others, (b) the Company’s compliance with legal and regulatory requirements, (c) the qualification, independence and performance of the Auditors and (d) the Company’s risk management and internal financial and accounting controls, and management information systems.

Although the Committee has the powers and responsibilities set forth in this Charter, the role of the Committee is oversight. The members of the Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations.

II.	Organization

The Committee shall consist of three or more directors and shall satisfy the laws governing the Company and the independence, financial literacy, expertise and experience requirements under applicable securities law, stock exchange and any other regulatory requirements applicable to the Company.

The members of the Committee and the Chair of the Committee shall be appointed by the Board. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Matters decided by the Committee shall be decided by majority votes.

Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.

The Committee may form and delegate authority to subcommittees when appropriate.

III.	Meetings

The Committee shall meet as frequently as circumstances require, but not less frequently than four times per year. The Committee shall meet at least quarterly.

The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee.

The Company’s accounting and financial officer(s) and the Auditors shall attend any meeting when requested to do so by the Chair of the Committee.

IV.	Responsibilities

(1)	The Committee shall recommend to the Board of directors:

(a)	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

(b)	the compensation of the external auditor.

(2)	The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(3)	The Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor.

(4)	The Committee must review the Company’s financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

(5)	The Committee must be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in subsection (4), and must periodically assess the adequacy of those procedures.

(6)	The Committee must establish procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(7)	An audit committee must review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

V.	Authority

The Committee shall have the following authority:

(a)	to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b)	to set and pay the compensation for any advisors employed by the Committee, and

(c)	to communicate directly with the internal and external auditors.

This charter was reviewed by the Corporate Governance Committee and last approved by the board of directors on August 9, 2023.

SCHEDULE “5”

SUSTAINABILITY COMMITTEE CHARTER

The Board of Directors (the “Board”) of Silvercorp Metals Inc. (the “Company”) established a Sustainability Committee (the “Committee”) in furtherance of its commitments to integrate environmental, social, and governance (“ESG”) factors into its business strategy in promotion of sustainable and socially responsible resource development.

PURPOSE

The Committee’s primary purpose is to provide advice and recommendations on: environmental and social/community affairs, sustainable resource development, health and safety issues, human rights and diversity, and all related policies and initiatives, to the Board in its oversight role.

COMPOSITION & MEETINGS

The Committee shall be composed of a minimum of three members and at least one member of the Committee shall be independent as determined by the Board in accordance with the applicable laws. The members of the Committee and the Chair shall be appointed by the Board annually. The composition of the Committee shall comply with all applicable laws. Each member of the Committee serves at the pleasure of the Board and the Board may fill vacancies in the Committee by appointment. The Committee will meet at least annually, and more frequently as required or desired.

DUTIES & RESPONSIBILITIES

The Committee’s duties and responsibilities are to:

1.	Provide oversight in management’s administration of policies and procedures with respect to ESG matters having regard to regulatory requirements and the objectives of the Company, as applicable, and, when appropriate, provide recommendations on how to enhance the policies as regulations and objectives change.

2.	Provide oversight in collection and assessment of lost time data, rehabilitation status, incident reporting, energy use and intensity, ESG crisis management plan, and other safety indicators across the Company.

3.	Provide oversight over the annual ESG report and review any significant issues that arise from these audits.

4.	Review and assess management’s performance against ESG objectives and targets, as may be recommended by the Committee and approved by the Board.

5.	If deemed necessary and appropriate by the Committee, make periodic visits to the Company’s operations to observe ESG procedures in practice.

6.	Promote commitment to continuous improvement in ESG performance at all levels of the Company.

7.	Oversee and participate of executive management in the investigation and review of material ESG incidents involving the Company.

8.	Provide oversight over significant ESG incidents, with access to legal counsel to discuss legal exposures and ramifications associated with each such incident, and to seek legal advice with regard to the handling of the incident and to prepare for expected litigation, if necessary.

9.	Monitor current, pending or threatened legal action by or against the Company relating to ESG issues.

10.	Provide oversight in management review and identification of risks related to ESG matters and adoption of programs to reduce risks.

11.	To perform such other functions as the Board may from time to time assign to the Committee.

AUTHORITY

The Committee shall have access to all records, facilities, and personnel of the Company necessary to carry out its responsibilities.

At the invitation of the Committee, one or more officers or employees of the Company or third-party advisors for the Company, may attend meetings of the Committee.

The Company shall provide for appropriate funding, as determined by the Committee, for payment of reasonable compensation of compensation consultants, independent legal counsel or any other advisor retained by the Committee.

The Committee, upon approval by a majority of the members of the Committee, may delegate certain aspects of its duties and responsibilities to officers, and/or employees of the Company, all of whom must report back to the full Committee, to assist the Committee in fulfilling its responsibilities.

This Policy was reviewed by the Corporate Governance Committee and last approved by the board of directors on August 9, 2023.

EXHIBIT “A”

CORPORATE GOVERNANCE DISCLOSURE OF

SILVERCORP METALS INC. (the “Company”)

	Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”)	Corporate Governance Practices of the Company
1.	Board of Directors
(a)	Disclose the identity of directors who are independent.	The following members of the board of directors of the Company (the “Board”) are considered to be “independent” within the meaning of NI 58-101: S. Paul Simpson, Marina Katusa, David Kong, Yikang Liu and Ken Robertson.
(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	The following director is not independent for the reasons stated: Dr. Rui Feng is currently the CEO and Chairman of the Company.
(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.	A majority of the Company’s current directors are independent. Five of the six persons nominated for election as directors at the annual general meeting qualify as independent directors for the purposes of NI 58-101.
(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in the same jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Dr. Rui Feng is a director of New Pacific Metals Corp. and Tincorp Metals Inc.;

Mr. Kong is a director of Uranium Energy Corp. and Gold Mining Inc.

Marina Katusa is a director of Osisko Development Corp.

Ken Robertson is a director of Mountain Province Diamonds Inc. and Gold Royalty Corporation

(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.	The independent directors hold meetings at which non-independent directors and members of management are not in attendance at the end of every regularly scheduled Board meeting. Five such meetings have been held since April 1, 2022.
(f)	Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.	Dr. Rui Feng, Chair of the Board, is not an independent director.

Mr. Paul Simpson is the independent lead director of the Board. The role of the independent lead director is to act as the Chair for all meetings referred to in section 1(e) above.

The Board adopted a formal written mandate which defines its stewardship responsibilities to which all Board members strictly adhere. This mandate is attached to this Information Circular as Schedule “1”. The Board also adopted position descriptions for the CEO, the Chair of each Board Committee and the Directors which are posted on the Company’s website at www.silvercorpmetals.com/company/corporate_governance.

(g)	Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	The attendance record of each of the directors is disclosed in the Information Circular under the heading “Nominees For Election as Directors – Board and Committee Membership and Attendance in Fiscal 2023”.
2.	Board Mandate
	Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The Board has adopted a formal written mandate which defines its stewardship responsibilities, which is attached to the Information Circular as Schedule “1”.

	Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”)	Corporate Governance Practices of the Company

In addition, the committees of the Board have adopted formal written mandates that define their roles and responsibilities. The mandates are attached to the Information Circular as: Schedule “2” Corporate Governance Committee Charter; Schedule “3” Compensation Committee Charter; Schedule “4” Audit Committee Charter; and Schedule “5” Sustainability Committee Charter.

3.	Position Descriptions
(a)	Disclose whether or not the Board has developed written position descriptions for the Chair and the Chair of each Board committee. If the Board has not developed written position descriptions for the Chair and/or the Chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.	The Board has developed written position descriptions for the CEO, the Chair of each Board Committee and the Directors which are posted on the Company’s website at www.silvercorpmetals.com/company/corporate_governance.
(b)	Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.	The Board and CEO have adopted a written position description for the CEO.
4.	Orientation and Continuing Education
(a)	Briefly describe what measures the Board takes to orient new directors regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

Each new director, on joining the Board, is given an outline of the nature of the Company’s business, its corporate strategy, current issues within the Company, the expectations of the Company concerning input from directors and the general responsibilities of the Company’s directors.

The Company provides new directors with an orientation program upon joining the Company that includes copies of relevant financial, technical, geological and other information regarding its properties, as well as meetings with management.

Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and developments, and to attend related industry seminars. The Company may also request that Board members be advised by counsel of the Company regarding their legal obligations as directors of the Company. Directors have been and will continue to be given tours of the Company’s mines and development sites to give such directors additional insight into the Company’s business.

(b)	Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Directors have been and will continue to inspect the Company’s sites of mining operations, mine development, and exploration sites to give the directors an updated view of the Company’s business.

In addition, from time to time, the Company instructs its General Counsel and Corporate Secretary to circulate to the Board members a memorandum summarizing new and evolving precedents applicable to directors of public companies with respect to their conduct, duties and responsibilities. Individual board members, and the General Counsel and Corporate Secretary, from time to time, attend continuing education courses to stay abreast of latest developments in corporate governance and regulatory compliance issues. The Company also circulates feedback and commentary when received from proxy advisory firms to the directors.

5.	Ethical Business Conduct
(a)	Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

As part of its stewardship responsibilities, the Board approved a formal “Code of Business Conduct and Ethics” (the “Code”) that is designed to deter wrong-doing and to promote honest and ethical conduct and full, accurate and timely disclosure. A copy of the Code is available on the Company’s website, www.silvercorp.ca, and may be obtained by contacting the Company at the address on the cover of this Information Circular or at www.sedarplus.ca.

The Company’s Corporate Governance Committee is responsible for setting the standards of business conduct contained in the Code and overseeing and monitoring compliance with the Code. The Code also sets out mechanisms for the reporting of unethical conduct.

The Code is applicable to all employees, consultants, officers and directors, regardless of their position with the Company, at all times and everywhere the Company does business. The Code provides that the Company’s employees, consultants, officers and directors will uphold its commitment to a culture of honesty, integrity and accountability.

The Board has not granted any waiver of the Code in favour of a director or executive officer, and no material change report has been required or filed in connection with the Code.

When proposed transactions or agreements in which directors or officers may have an interest, material or not, are presented to the Board, the directors are required to disclose any such interest and the persons who have such an interest are excluded from all discussion on the matter and are not permitted to vote on the proposal. All such interests in transactions or agreements involving senior management are dealt with by the Board, regardless of apparent immateriality.

The Board also adopted a formal “Code of Ethical Conduct for Financial Managers” that is applicable to all Financial Managers of the Company, being the Company’s CEO, CFO, principal accounting officer, controller and persons performing similar functions.

Further, the Board approved and implemented a “Whistle Blower” process available to all directors, officers, employees, and any other party. The Chair of the Audit Committee monitors and reports any alleged wrongdoing to the Audit Committee.

The Board approved and implemented a Corporate Disclosure Policy to ensure that communications to the investing public about the Company and its subsidiaries are timely, factual and accurate; and broadly disseminated in accordance with all applicable legal and regulatory requirements.

Further, the Company has adopted a Human Rights Statement which is stated below and included on the Company’s website:

Silvercorp is committed to supporting the human rights of our employees, local community members and all other stakeholders affected by our operations. We do not tolerate human rights abuses throughout any of our business activities, including child labour or forced labour of any kind. We strive to comply with all applicable regulations and laws and endeavour to act in accordance with the International Bill of Human Rights, the Universal Declaration on Human Rights, and the UN Voluntary Principles on Security and Human Rights. All Silvercorp employees are expected to uphold and respect the human rights of others, including but not limited to complying with the Company’s Code of Business Conduct & Ethics, Anti-Corruption Policy and other Company policies and procedures.

(b)	Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Directors must disclose to the Company’s General Counsel any instances in which they perceive they have a material interest in any matter being considered by the Board. If it is determined there is a conflict of interest, or that a material interest is held, the conflict must be disclosed to the Board. In addition, the interested Board member must refrain from voting and exit the meeting while the transaction at issue is being considered by the Board.

The Company has also adopted a Diversity and Inclusion Statement, which is set out in 11. below.

(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Corporate Governance Committee is responsible for setting the standards of business conduct contained in the Code and for overseeing and monitoring compliance with the Code.

The Board sets the tone for ethical conduct throughout the Company by considering and discussing ethical considerations when reviewing the corporate transactions of the Company.

6.	Nomination of Directors
(a)	Describe the process by which the Board identifies new candidates for Board nomination.

The Board is responsible for recommending candidates for nomination to the Board and its committees. The Corporate Governance Committee, which is composed entirely of independent directors, assists the Board by identifying and recommending to the Board suitable candidates for nomination as new directors.

The Board has adopted a majority voting policy as advocated by the Canadian Coalition for Good Governance. Each director nominee has agreed to tender their resignation from the board if they obtain less than a majority of votes in favour of their election in uncontested elections.

(b)	Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.	The Corporate Governance Committee is composed entirely of independent directors. Generally, new nominees must have one or more of the following attributes: a track record in general business management, particularly with public companies; special expertise in an area of strategic interest to the Company; and financial literacy. Nominees must also have the ability to devote the required time to the Company, show support for the Company’s mission and objectives, and have a willingness to serve the Company and its Shareholders.
(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Board is composed of individuals who will best serve the interest of the Company and assist management in achieving the Company’s goals. Members of the Board and representatives of the mining industry are often consulted for potential candidates.
7.	Compensation
(a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	The Company’s Chairman and Compensation Committee review overall compensation policies and make recommendations to the Board on the compensation of the CEO and directors. The Compensation Committee has delegated to the CEO authority to set compensation for other officers, however, the Compensation Committee and the Board review such compensation.
(b)	Disclose whether or not the Board has a Compensation Committee composed entirely of independent directors. If the Board does not have a Compensation Committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.	The Compensation Committee is comprised of three directors who are all independent.
(c)	If the Board has a Compensation Committee, describe the responsibilities, powers and operation of the Compensation Committee.	Disclosure about the responsibilities, powers and operation of the Compensation Committee is included in the Information Circular under the heading “Compensation Committee”.

8.	Other Board Committees
If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Sustainability Committee is comprised of three directors, two of them are independent.

The Board has no other committees other than as noted above. From time to time, the Board will establish special independent committees as required for good corporate governance.

9.	Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board and its committees, namely, the Corporate Governance Committee, the Compensation Committee, the Audit Committee and Sustainability Committee, annually, and at such other times as they deem fit, monitor the adequacy of information given to directors, communications between the Board and management and the strategic direction and processes of the Board and its committees.

As part of the assessments, the Board and/or the committees review their respective charters and conduct reviews of applicable corporate policies.

10.	Director Term Limits
	Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.	The Company has not adopted term limits. The Corporate Governance Committee, however, considers the issue of board renewal on an annual basis when considering the slate of director nominees.
11.	Policies Regarding the Representation of Women on the Board
Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

Currently 17% of the Board members are female. Even though the Board has not adopted a written policy relating to the identification and nomination of female directors or a formal diversity policy, the Board, through its direction to management, continues to promote diversity in the workplace.

The Company has adopted a Diversity and Inclusion Statement, as stated below and posted on the Company’s website:

At Silvercorp, we strive to integrate diversity and inclusion into all aspects of the Company and are committed to building a safe and inclusive space for all. Our core values of, Respect, Equality, and Responsibility, guide our efforts and are at the forefront of our decision making across all levels. We value diversity and are dedicated to the equitable treatment of all persons regardless of gender, race, ethnicity, nationality, religion, disability, age, culture, or sexual orientation. We recognize that building an inclusive workplace means providing equal opportunities and safe working environments, as well as cultivating and maintaining a Company culture based on fairness and respect. We are committed to implementing such values and opportunities Company wide and aspire to eliminate the barriers that interfere with such opportunities. Ultimately, we believe our people are our greatest asset, and our commitment to integrating diversity and inclusion will not only make us a better Company but will also help us retain and attract the best workforce possible.

12	Consideration of the Representation of Women in the Director Identification and Selection Process
Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

The Board is committed to fostering a diverse workplace environment where: (i) individual differences and opinions are heard and respected;

(ii) employment opportunities are based on the qualifications required for a particular position at a particular time, including training, experience, performance, skill and merit; (iii) and inappropriate attitudes, behaviours, actions and stereotypes are not tolerated and will be addressed and eliminated.

While the Board informally monitors the Company’s adherence to these principles, it continues to work towards formalizing its policy on diversity and establishing a formal process for the evaluation of compliance with the policy. While directors will be recruited and promoted based upon their qualifications, abilities and contributions, the Corporate Governance Committee has decided that it will take into account the benefits of gender diversity when making suggestions to the Board for nominations of new directors. It will also add gender diversity as criteria on which to annually assess its effectiveness. In fiscal 2018, one new female director was appointed to the Board.
13	Consideration Given to the Representation of Women in Executive Officer Appointments
Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

Though the Company does not have any female executive officers at this time, the Company has benefited from the distinguished service of a number of women in senior executive positions. From 2006 to 2015, Silvercorp’s CFOs were female.

While executive officers will continue to be recruited and promoted based upon their qualifications, abilities and contributions, gender diversity is included in the list of contributions to be considered when selecting candidates.

14	Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions
(a)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.	The Company has not adopted any targets for the number of women on the Board. The Company will consider it in the future. Also see responses to responses to sections 11, 12, and 13 above.
(b)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.	The Company has not adopted any targets for the number of women in executive officer positions. The Company will consider it in the future. Also see responses to sections 11, 12, and 13 above.
15	Number of Women on the Board and in Executive Officer Positions
	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.	There is currently one female director on the Board representing 17% of the Board. There are currently no women in executive officer positions.